File Nos. 333-_______

811-_______

FORM N-4

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

Pre-Effective Amendment No. ___ [ ]

Post-Effective Amendment No. ___ [ ]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]

Amendment No. ___ [ ]

VARIABLE SEPARATE ACCOUNT NINE

(Exact Name of Registrant)

Anchor National Life Insurance Company

(Name of Depositor)

1 SunAmerica Center

Los Angeles, California 90067-6022

(Address of Depositor's Principal Offices) (Zip Code)

Depositor's Telephone Number, including Area Code

(310) 772-6000

Christine A. Nixon, Esq.

Anchor National Life Insurance Company

1 SunAmerica Center

Los Angeles, California 90067-6022

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon after the effective date of this registration statement as is practicable.

It is proposed that this filing will become effective (check appropriate box):
[ ]	immediately upon filing pursuant to paragraph (b)
[ ]	on (date) pursuant to paragraph (b)
[ ]	60 days after filing pursuant to paragraph (a)(1)
[ ]	on (date) pursuant to paragraph (a)(1)
[ ]	75 days after filing pursuant to paragraph (a)(2)
[ ]	on (date) pursuant to paragraph (a)(2) of Rule 485

If appropriate, check the following box:
[ ]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Flexible Payment Deferred Annuity Contracts

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

VARIABLE SEPARATE ACCOUNT

Cross Reference Sheet

PART A - PROSPECTUS

Item Number in Form N-4 Caption

1. Cover Page Cover Page

2. Definitions Glossary

3. Synopsis Highlights; Fee Tables;

Portfolio Expenses; Examples

4. Condensed Financial Information Not available at this time (new product)

5. General Description of Registrant, Alliance Ovation Variable Annuity;

Depositor and Portfolio Company Investment Options; Other Information

6. Deductions Expenses

7. General Description of Alliance Ovation Variable Annuity;

Variable Annuity Contracts Purchasing an Alliance Ovation

Variable Annuity Contract;

Investment Options

8. Annuity Period Income Options

9. Death Benefit Death Benefits

10. Purchases and Contract Value Purchasing an Alliance Ovation

Variable Annuity Contract

11. Redemptions Access To Your Money

12. Taxes Taxes

13. Legal Proceedings Other Information - Legal Proceedings

14. Table of Contents of Statement Table of Contents of Statement

of Additional Information of Additional Information

PART B - STATEMENT OF ADDITIONAL INFORMATION

Certain information required in part B of the Registration Statement has been included within the Prospectus forming part of this Registration Statement; the following cross-references suffixed with a "P" are made by reference to the captions in the Prospectus.

Item Number in Form N-4 Caption

15. Cover Page Cover Page

16. Table of Contents Table of Contents

17. General Information and History The Alliance Ovation Variable Annuity (P);

Separate Account; General Account;

Other Information (P)

18. Services Other Information (P)

19. Purchase of Securities Being Offered Purchasing a Polaris Choice

Variable Annuity Contract (P)

20. Underwriters Distribution of Contracts

21. Calculation of Performance Data Performance Data

22. Annuity Payments Income Options (P);

Income Payments;

Annuity Unit Values

23. Financial Statements Financial Statements (Depositor only);

Registrant: Financial Statements not

yet available

PART C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

Alliance Ovation L-Shares [insert marketing name]

VARIABLE ANNUITY

PROSPECTUS [date]

FLEXIBLE PAYMENT DEFERRED ANNUITY CONTRACTS

issued by

ANCHOR NATIONAL LIFE INSURANCE COMPANY

in connection with

VARIABLE SEPARATE ACCOUNT NINE

Please read this prospectus carefully before investing and keep it for future reference. It contains important information about the Alliance Ovation L-Shares Variable Annuity.

To learn more about the annuity offered by this prospectus, you can obtain a copy of the Statement of Additional Information ("SAI") dated [insert date]. The SAI has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. For a free copy of the SAI, call us at (800) 255-8402 or write to us at Delaware Valley Financial Services, P.O. Box 3031, Berwyn, PA 19312-0031. In addition, the SEC maintains a website (http://www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC.

The annuity has 22 investment choices - 3 available fixed account option and 19 Variable Portfolios listed below. The fixed account options include a specified period of 1 year and dollar cost averaging ("DCA") accounts for 6-month and 1-year periods. The Variable Portfolios are part of the Alliance Variable Products Series Fund, Inc. ("Alliance Variable"), managed by Alliance Capital Management, L.P.

Global Bond Portfolio

Global Dollar Government Portfolio

Growth Portfolio (Class B)

Growth and Income Portfolio (Class B)

High-Yield Portfolio

International Portfolio

AllianceBernstein International Value Portfolio

Money Market Portfolio (Class B)

North American Government Income Portfolio

Premier Growth Portfolio (Class B)

Quasar Portfolio

AllianceBernstein Real Estate Investment Portfolio

AllianceBernstein Small Cap Value Portfolio

Technology Portfolio (Class B)

Total Return Portfolio

U.S. Government/High Grade Securities Portfolio

AllianceBernstein Utility Income Portfolio

AllianceBernstein Value Portfolio (Class B)

Worldwide Privatization Portfolio

Annuities involve risks, including possible loss of principal, and are not a deposit or obligation of, or guaranteed or endorsed by any bank. They are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

Table of Contents

[insert Table of Contents page numbers when printed]

Glossary

Highlights

Fee Tables

Owner Transaction Expenses

Contract Maintenance Fee

Annual Separate Account Expenses

Optional Death Benefit Fee - Annual Ratchet Plan

Optional Death Benefit Fee - Equity Assurance Plan

Optional Death Benefit Fee - Estate Benefit Payment

Optional Death Benefit Fee - Accidental Death Benefit

Portfolio Expenses

Examples

The Alliance Ovation L-Shares Variable Annuity

Purchasing an Alliance Ovation L-Shares Variable Annuity

Allocation of Purchase Payments

Accumulation Units

Free Look

Investment Options

Variable Portfolios

Alliance Variable Products Series Fund, Inc.

Fixed Account Options

Transfers During the Accumulation Phase

Dollar Cost Averaging

Asset Allocation Rebalancing Program

Principal Advantage Program

Voting Rights

Substitution

Access to Your Money

Systematic Withdrawal Program

Minimum Contract Value

Death Benefits

Standard Death Benefit

Optional Death Benefits

Spousal Continuation

Expenses

Insurance Charges

Withdrawal Charges

Investment Charges

Contract Maintenance Fee

Transfer Fee

Optional Death Benefits Fees

Premium Tax

Income Taxes

Reduction or Elimination of Charges and Expenses, and Additional Amounts Credited

Income Options

Annuity Date

Income Options

Fixed or Variable Income Payments

Income Payments

Transfers During the Income Phase

Deferment of Payments

Note to Qualified Contract Holders

Taxes

Annuity Contracts in General

Tax Treatment of Distributions - Non-Qualified Contracts

Tax Treatment of Distributions - Qualified Contracts

Minimum Distributions

Tax Treatment of Death Benefits

Contracts Owned by a Trust or Corporation

Gifts, Pledges and/or Assignments of a Non-Qualified Contract

Diversification

Performance

Other Information

Anchor National

The Separate Account

The General Account

Distribution of the Contract

Administration

Legal Proceedings

Ownership

Custodian

Independent Accountants

Registration Statement

Table of Contents of Statement of Additional Information

Appendix A - Death Benefits Following Spousal Continuation

Glossary

We have capitalized some of the technical terms used in this prospectus. To help you understand these terms, we have defined them in this glossary.

Accumulation Phase - The period during which you invest money in your contract.

Accumulation Units - A measurement we use to calculate the value of the variable portion of your contract during the Accumulation Phase.

Annuitant(s) - The person(s) on whose life (lives) we base income payments.

Annuity Date - The date on which income payments are to begin, as selected by you.

Annuity Units - A measurement we use to calculate the amount of income payments you receive from the variable portion of your contract during the Income Phase.

Beneficiary - The person designated to receive any benefits under the contract if you or the Annuitant dies.

Company - Anchor National Life Insurance Company, We, Us, the insurer which issues this contract.

Contract Value - The dollar value as of any valuation date of all amounts accumulated under your contract.

Income Phase - The period during which we make income payments to you.

IRS - The Internal Revenue Service.

Non-Qualified (contract) - A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account ("IRA").

Purchase Payments - The money you give us to buy the contract, as well as any additional money you give us to invest in the contract after you own it.

Qualified (contract) - A contract purchased with pretax dollars. These contracts are generally purchased under a pension plan, specially sponsored program or IRA.

Trust - Refers to Alliance Variable Products Series Fund, Inc.

Variable Portfolio(s) - The variable investment options available under the contract. Each Variable Portfolio has its own investment objective and is managed by Alliance Capital Management, L.P., the investment adviser for Alliance Variable Products Series Fund, Inc.

All financial representatives or agents that sell the contracts offered by this prospectus are required to deliver a prospectus.

Highlights

The Alliance Ovation L-Shares Variable Annuity is a contract between you and the insurance Company. It is designed to help you invest on a tax-deferred basis and meet long-term financial goals. There are minimum Purchase Payment amounts required to purchase a contract. Purchase Payments may be invested in a variety of variable and fixed account options. Like all deferred annuities, the contract has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you invest money in your contract. The Income Phase begins when you start receiving income payments from your annuity to provide for your retirement.

Free Look: You may cancel your contract within 10 days after receiving it (or whatever period is required in your state). You will receive whatever your contract is worth on the day that we receive your request. The amount refunded may be more or less than your original Purchase Payment. We will return your original Purchase Payment if required by law. See "Purchasing an Alliance Ovation L-Shares Variable Annuity" in this prospectus.

Expenses: There are fees and charges associated with the contract. Each year, we deduct a $30 contract maintenance fee from your contract, which may be waived for contracts of $50,000 or more. We also deduct insurance charges of 1.65% annually of the average daily value of your contract allocated to the Variable Portfolios. There are investment charges on amounts invested in the Variable Portfolios. If you elect optional features available under the contract we may charge additional fees for those features. A separate withdrawal charge schedule applies to each Purchase Payment. The amount of the withdrawal charge declines over time. After a Purchase Payment has been in the contract for three complete years, withdrawal charges no longer apply to that portion of the Purchase Payment. See the "Fee Table," "Purchasing an Alliance Ovation L-Shares Variable Annuity" and "Expenses" in this prospectus.

Access to Your Money: You may withdraw money from your contract during the Accumulation Phase. If you do so, earnings are deemed to be withdrawn first. You will pay income taxes on earnings and untaxed contributions when you withdraw them. Payments received during the Income Phase are considered partly a return of your original investment. A federal tax penalty may apply if you make withdrawals before age 59 1/2. As noted above, a withdrawal charge may apply. See "Access to Your Money" and "Taxes" in this prospectus.

Death Benefit: A death benefit feature is available under the contract to protect your Beneficiaries in the event of your death during the Accumulation Phase. See "Death Benefits" in this prospectus.

Income Options: When you are ready to begin taking income, you can choose to receive income payments on a variable basis, fixed basis or a combination of both. You may also chose from three different income options, including an option for income that you cannot outlive. See "Income Options" in this prospectus.

Inquiries: If you have questions about your contract call your financial advisor or contact us at our Annuity Service Center:

Delaware Valley Financial Services

P.O. Box 3031

Berwyn, PA 19312-0031

(800) 255-8402

Anchor National offers several different variable annuity products to meet the diverse needs of our investors. Each product may offer different features and benefits and correspondingly difference fees and charges. When working with your financial advisor to determine the best product to meet your needs you should consider, among other things, whether the features of this contract and the related fees should provide the most appropriate package to meet your long-term retirement savings goals.

Please read the prospectus carefully for more detailed information regarding these and other features and benefits of the contract, as well as the risks of investing.

FEE TABLES

OWNER TRANSACTION EXPENSES

Withdrawal Charge (as a percentage of each Purchase Payment)

Years 1 2 3 4+

6% 6% 5% 0%

Transfer Fee No charge for first 12 transfers each contract year; thereafter, fee is $10 per transfer. (Transfers for DCA or asset rebalancing are not counted against your 12 free transfers.)

CONTRACT MAINTENANCE FEE

$30, waived if Contract Value is $50,000 or more

ANNUAL SEPARATE ACCOUNT EXPENSES

(as a percentage of your average daily net asset value)

Mortality and Expense Risk Charge 1.25%

Administrative Expense Charge 0.15%

Distribution Expense Charge 0.25%

Total Separate Account Expenses 1.65%

OPTIONAL DEATH BENEFIT FEE - Annual Ratchet Plan

(This feature is fully described in this prospectus. If elected, the fee is an annualized charge that is deducted from your Contract Value.)

Annual fee as a percentage of your daily net asset value 0.10%

OPTIONAL DEATH BENEFIT FEE - Equity Assurance Plan

(This feature is fully described in this prospectus. If elected, the fee is an annualized charge, shown below as a percentage of your average daily net asset value, that is deducted from your Contract Value.)

Annual fee for attained age 0-59 0.07%

Annual fee for attained age 60+ 0.20%

OPTIONAL DEATH BENEFIT FEE - Enhanced Equity Assurance Plan

(This feature is fully described in this prospectus. If elected, the fee is an annualized charge, shown below as a percentage of your average daily net asset value, that is deducted from your Contract Value.)

Annual fee for attained age 0-59 0.17%

Annual fee for attained age 60+ 0.30%

OPTIONAL DEATH BENEFIT FEE - Estate Benefit Payment

(This feature is fully described in this prospectus. If elected, the fee is an annualized charge, shown below as a percentage of your average daily net asset value, that is deducted from your Contract Value.)

Annual fee as a percentage of your daily net asset value 0.20%

OPTIONAL DEATH BENEFIT FEE - Accidental Death Benefit

(This feature is fully described in this prospectus. If elected, the fee is an annualized charge that is deducted from your Contract Value. This feature is not available for an Individual Retirement Annuity.)

Annual fee as a percentage of your daily net asset value 0.05%

PORTFOLIO EXPENSES

Alliance Variable Products Series Fund, Inc.

Annual Portfolio Expenses After Waivers/Reimbursement

(as a percentage of average net assets for the Trust's fiscal year ended December 31, 2001)

[need to update #s for 2001 FYE]
	Management Fees	Other Expenses	12b-1 Fees	Total Annual Portfolio Expenses (1)
Global Bond Portfolio	0.65%	0.37%	0.00%	1.02%
Global Dollar Government Portfolio	0.00%	0.95%	0.00%	0.95%
Growth Portfolio (Class B)	0.75%	0.08%	0.25%	1.08%
Growth and Income Portfolio (Class B)	0.63%	0.07%	0.25%	0.95%
High-Yield Portfolio	0.56%	0.39%	0.00%	0.95%
International Portfolio	0.69%	0.26%	0.00%	0.95%
AllianceBernstein International Value Portfolio	0.01%	0.94%	0.00%	0.95%
Money Market Portfolio (Class B)	0.50%	0.20%	0.25%	0.95%
North American Government Income Portfolio	0.57%	0.38%	0.00%	0.95%
Premier Growth Portfolio (Class B)	1.00%	0.05%	0.25%	1.30%
Quasar Portfolio	0.81%	0.14%	0.00%	0.95%
AllianceBernstein Real Estate Investment Portfolio	0.18%	0.77%	0.00%	0.95%
AllianceBernstein Small Cap Value Portfolio	0.04%	0.91%	0.00%	0.95%
Technology Portfolio (Class B)	0.99%	0.07%	0.25%	1.31%
Total Return Portfolio	0.63%	0.24%	0.00%	0.87%
U.S. Government/High Grade Securities Portfolio	0.60%	0.35%	0.00%	0.95%
AllianceBernstein Utility Income Portfolio	0.75%	0.25%	0.00%	1.00%
AllianceBernstein Value Portfolio (Class B)	0.11%	0.84%	0.25%	1.20%
Worldwide Privatization Portfolio	0.51%	0.44%	0.00%	0.95%

(1) Total annual expenses for the following portfolios before waivers and reimbursements by Alliance Capital Management, L.P. for the year ended December 31, 2001 were as follows:

Global Bond Portfolio _.__%

Global Dollar Government Portfolio _.__%

High-Yield Portfolio _.__%

International Portfolio _.__%

AllianceBernstein International Value Portfolio _.__%

North American Government Income Portfolio _.__%

Quasar Portfolio _.__%

AllianceBernstein Real Estate Investment Portfolio _.__%

AllianceBernstein Small Cap Value Portfolio _.__%

Technology Portfolio (Class B) _.__%

AllianceBernstein Utility Income Portfolio _.__%

AllianceBernstein Value Portfolio (Class B) _.__%

Worldwide Privatization Portfolio _.__%

The above portfolio expenses were provided by Alliance Variable. We have not independently verified the accuracy of the information.

EXAMPLES

You will pay the following expenses on a $1,000 investment in each Variable Portfolio, assuming a 5% annual return on assets, Portfolio Expenses after waiver, reimbursement or recoupment, (assuming the waiver, reimbursement or recoupment will continue for the period shown) if applicable and:

  you surrender the contract at the end of the stated time period and no optional features are elected.
  you elect optional benefits at the maximum charges offered (0.10%, 0.20%, 0.20% and 0.05%, respectively), and you surrender the contract at the end of the stated period.
  you do not surrender the contract and no optional features are elected.
  you elect optional benefits at the maximum charges offered (0.10%, 0.20%, 0.20% and 0.05%, respectively), and you do not surrender the contract.
Portfolio Name	1 Year	3 years
Global Bond Portfolio	(a) $___ (b) $___ (c) $___ (d) $___	(a) $___ (b) $___ (c) $___ (d) $___
Global Dollar Government Portfolio	(a) $___ (b) $___ (c) $___ (d) $___	(a) $___ (b) $___ (c) $___ (d) $___
Growth Portfolio (Class B)	(a) $___ (b) $___ (c) $___ (d) $___	(a) $___ (b) $___ (c) $___ (d) $___
Growth and Income Portfolio (Class B)	(a) $___ (b) $___ (c) $___ (d) $___	(a) $___ (b) $___ (c) $___ (d) $___
High-Yield Portfolio	(a) $___ (b) $___ (c) $___ (d) $___	(a) $___ (b) $___ (c) $___ (d) $___
International Portfolio	(a) $___ (b) $___ (c) $___ (d) $___	(a) $___ (b) $___ (c) $___ (d) $___
AllianceBernstein International Value Portfolio	(a) $___ (b) $___ (c) $___ (d) $___	(a) $___ (b) $___ (c) $___ (d) $___
Money Market Portfolio (Class B)	(a) $___ (b) $___ (c) $___ (d) $___	(a) $___ (b) $___ (c) $___ (d) $___
North American Government Income Portfolio	(a) $___ (b) $___ (c) $___ (d) $___	(a) $___ (b) $___ (c) $___ (d) $___
Premier Growth Portfolio (Class B)	(a) $___ (b) $___ (c) $___ (d) $___	(a) $___ (b) $___ (c) $___ (d) $___
Quasar Portfolio	(a) $___ (b) $___ (c) $___ (d) $___	(a) $___ (b) $___ (c) $___ (d) $___
AllianceBernstein Real Estate Investment Portfolio	(a) $___ (b) $___ (c) $___ (d) $___	(a) $___ (b) $___ (c) $___ (d) $___
AllianceBernstein Small Cap Value Portfolio	(a) $___ (b) $___ (c) $___ (d) $___	(a) $___ (b) $___ (c) $___ (d) $___
Technology Portfolio (Class B)	(a) $___ (b) $___ (c) $___ (d) $___	(a) $___ (b) $___ (c) $___ (d) $___
Total Return Portfolio	(a) $___ (b) $___ (c) $___ (d) $___	(a) $___ (b) $___ (c) $___ (d) $___
U.S. Government/High Grade Securities Portfolio	(a) $___ (b) $___ (c) $___ (d) $___	(a) $___ (b) $___ (c) $___ (d) $___
AllianceBernstein Utility Income Portfolio	(a) $___ (b) $___ (c) $___ (d) $___	(a) $___ (b) $___ (c) $___ (d) $___
AllianceBernstein Value Portfolio (Class B)	(a) $___ (b) $___ (c) $___ (d) $___	(a) $___ (b) $___ (c) $___ (d) $___
Worldwide Privatization Portfolio	(a) $___ (b) $___ (c) $___ (d) $___	(a) $___ (b) $___ (c) $___ (d) $___

Explanation of Fee Tables and Examples

  The purpose of the Fee Tables is to show you the various expenses you would incur directly and indirectly by investing in the contract. The tables represent both fees at the separate account (contract level) as well as portfolio company investment management expenses. We converted the contract administration charge to a percentage [insert correct number (0.09%)] using an assumed contract size of $40,000. The actual impact of the administration charge may differ from this percentage and may be waived for Contract Values over $50,000. Additional information on the portfolio company fees can be found in the Trust prospectus located behind this prospectus.
  In addition to the stated assumptions, the Examples also assume Insurance Charges of 1.65% and that no transfer fees were imposed. Although premium taxes may apply in certain states, they are not reflected in the Examples.
  Examples reflecting application of optional features and benefits use the highest fees and charges being offered for those features.
  These examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

AS OF THE DATE OF THIS PROSPECTUS SALES OF THIS CONTRACT HAD NOT BEGUN. THEREFORE, NO CONDENSED FINANCIAL INFORMATION APPEARS IN THE PROSPECTUS.

THE Alliance Ovation L-Shares Variable ANNUITY

An annuity is a contract between you and an insurance company. You are the owner of the contract. The contract provides three main benefits:

  Tax Deferral: This means that you do not pay taxes on your earnings from the annuity until you withdraw them.
  Death Benefit: If you die during the Accumulation Phase, the insurance company pays a death benefit to your Beneficiary.
  Guaranteed Income: If elected, you receive a stream of income for your lifetime, or another available period you select.

Tax-qualified retirement plans (e.g., IRAs, 401(k) or 403(b) plans) defer payment of taxes on earnings until withdrawal. If you are considering funding a tax-qualified retirement plan with an annuity, you should know that an annuity does not provide any additional tax deferral treatment of earnings beyond the treatment provided by the tax-qualified retirement plan itself. However, annuities do provide other features and benefits which may be valuable to you. You should fully discuss this decision with your financial representative.

This annuity was developed to help you contribute to your retirement savings. This annuity works in two stages, the Accumulation Phase and the Income Phase. Your contract is in the Accumulation Phase during the period when you make payments into the contract. The Income Phase begins when you request us to start making income payments to you out of the money accumulated in your contract.

The contract is called a "variable" annuity because it allows you to invest in variable portfolios which, like mutual funds, have different investment objectives and performance which varies. You can gain or lose money if you invest in these Variable Portfolios. The amount of money you accumulate in your contract depends on the performance of the Variable Portfolios in which you invest. This contract currently offers 19 Variable Portfolios.

The contract also offers fixed account options for varying time periods. The fixed account options earn interest at a rate set and guaranteed by Anchor National. If you allocate money to a fixed account option, the amount of money that accumulates in the contract depends on the total interest credited to the particular fixed account option in which you invest.

For more information on investment options available under this contract please see "Investment Options" in this prospectus.

This annuity is designed to assist in contributing to retirement savings of investors whose personal circumstances allow for a long-term investment time horizon. As a function of the Internal Revenue Code ("IRC"), you may be assessed a 10% federal tax penalty on any withdrawal made prior to your reaching age 59 1/2. Additionally, this contract provides that you will be charged a withdrawal charge on each purchase payment withdrawn if that purchase payment has not been invested in this contract for at least 3 years. Because of these potential penalties, you should fully discuss all of the benefits and risks of this contract with your financial representative prior to purchase.

Anchor National Life Insurance Company issues the Alliance Ovation L-Shares Variable Annuity. When you purchase an Alliance Ovation L-Shares Variable Annuity, a contract exists between you and Anchor National. The Company is a stock life insurance company organized under the laws of the state of Arizona. Its principal place of business is 1 SunAmerica Center, Los Angeles, California 90067. The Company conducts life insurance and annuity business in the District of Columbia and all states except New York. Anchor National is an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"), a Delaware corporation.

PURCHASING An Alliance Ovation L-Shares Variable ANNUITY

An initial Purchase Payment is the money you give us to buy a contract. Any additional money you give us to invest in the contract after purchase is a subsequent Purchase Payment.

The minimum initial Purchase Payment permitted under your contract is $2,000. Subsequent payments must be at least $1,000 except that automated subsequent payments may be $100 or more.

Prior Company approval is required to accept Purchase Payments greater than $1,000,000. Subsequent Purchase Payments which would cause total Purchase Payments in the contract to exceed this limit are also subject to prior company approval.

In general, we will not issue a Qualified contract to anyone who is age 70 1/2 or older, unless it is shown that the minimum distribution required by the IRS is being made. In addition, we may not issue a contract to anyone age 85 or older on the contract issue date. Contracts with elections for the Equity Assurance Plan or the Accidental Death Benefit will not be issued to anyone over 75. Contracts with elections for the Estate Benefit Plan or the Annual Ratchet Rider will not be issued to anyone over 80.

We allow spouses to jointly own this contract. However, the age of the older spouse is used to determine the availability of any age driven benefits. The addition of a joint owner after the contract has been issued is contingent upon prior review and approval by the Company.

Allocation of Purchase Payments

We invest your Purchase Payments in the fixed and variable investment options according to your instructions. If we receive a Purchase Payment without allocation instructions, we will invest the money according to your last allocation instructions. See "Investment Options" in this prospectus.

In order to issue your contract, we must receive your completed application, Purchase Payment allocation instructions and any other required paperwork at our principal place of business. We allocate your initial Purchase Payment within two days of receiving it. If we do not have complete information necessary to issue your contract, we will contact you. If we do not have the information necessary to issue your contract within 5 business days we will:

  Send your money back to you, or;
  Ask your permission to keep your money until we get the information necessary to issue the contract.

Accumulation Units

When you allocate a Purchase Payment to the Variable Portfolios, we credit your contract with Accumulation Units of the separate account. We base the number of Accumulation Units you receive on the unit value of the Variable Portfolio as of the day we receive your money if we receive it before 1 p.m. Pacific Standard Time, or on the next business day's unit value if we receive your money after 1 p.m. Pacific Standard Time. The value of an Accumulation Unit goes up and down based on the performance of the Variable Portfolios.

We calculate the value of an Accumulation Unit each day that the New York Stock Exchange ("NYSE") is open as follows:

  We determine the total value of money invested in a particular Variable Portfolio;
  We subtract from that amount all applicable contract charges; and
  We divide this amount by the number of outstanding Accumulation Units.

We determine the number of Accumulation Units credited to your contract by dividing the Purchase Payment by the Accumulation Unit value for the specific Variable Portfolio.

Example:

We receive a $25,000 Purchase Payment from you on Wednesday. You allocate the money to the Global Bond Portfolio. We determine that the value of an Accumulation Unit for the Global Bond Portfolio is $11.10 when the NYSE closes on Wednesday. We then divide $25,000 by $11.10 and credit your contract on Wednesday night with 2252.2523 Accumulation Units for the Global Bond Portfolio.

Performance of the Variable Portfolios and expenses under your contract affect Accumulation Unit values. These factors cause the value of your contract to go up and down.

Free Look

You may cancel your contract within ten days after receiving it (or longer if required by state law). We call this a "free look." To cancel, you must mail the contract along with your free look request to our Annuity Service Center:

Delaware Valley Financial Services

P.O. Box 3031

Berwyn, PA 19312-0031

If you decide to cancel your contract during the free look period, we will refund to you the value of your contract on the day we receive your request.

Certain states require us to return your Purchase Payments upon a free look request. Additionally, all contracts issued as an IRA require the full return of Purchase Payments upon a free look. With respect to those contracts, we reserve the right to put your money in the Money Market Portfolio during the free look period and will allocate your money according to your instructions at the end of the applicable free look period. Currently, we do not put your money in the Money Market Portfolio during the free look period unless you allocate your money to it. If your contract was issued in a state requiring return of Purchase Payments or as an IRA and you cancel your contract during the free look period, we return the greater of (1) your Purchase Payments; or (2) the value of your contract. At the end of the free look period, we allocate your money according to your instructions.

INVESTMENT OPTIONS

Variable Portfolios

The contract currently offers 19 Variable Portfolios. These Variable Portfolios invest in shares of the Trust, Alliance Variable Products Series Fund, Inc. The Variable Portfolios operate similar to a mutual fund but are only available through the purchase of certain insurance contracts.

Alliance Capital Management, L.P. is the investment adviser to the Trust. The Trust serves as the underlying investment vehicle for other variable annuity contracts issued by our affiliates, AIG Life Insurance Company and American International Life Assurance Company of New York, and other affiliated/ unaffiliated insurance companies. Neither Anchor National nor the Trust believes that offering shares of the Trust in this manner disadvantages you. The adviser monitors the Trust for potential conflicts.

Below is a summary of the investment objectives of the Variable Portfolios available under the contract. There is no assurance that any of these portfolios will achieve its stated objectives.

Global Bond Portfolio seeks a high level of return from a combination of current income and capital appreciation by investing in a globally diversified portfolio of high quality debt securities denominated in the U.S. dollar and a range of foreign currencies.

Global Dollar Government Portfolio seeks a high level of current income and, secondarily, capital appreciation.

Growth Portfolio (Class B) seeks to provide long-term growth of capital. Current income is incidental to the portfolio's objective.

Growth and Income Portfolio (Class B) seeks reasonable current income and reasonable opportunities for appreciation through investments primarily in dividend-paying common stocks of good quality.

High-Yield Portfolio seeks to earn the highest level of current income without assuming undue risk by investing principally in high-yielding fixed income securities rated Baa or lower by Moody's or BBB or lower by S&P, Duff & Phelps or Fitch or, if unrated, of comparable quality.

International Portfolio seeks to obtain a total return on its assets from long-term growth of capital principally through a broad portfolio of marketable securities of established non-U.S. companies (or companies incorporated outside the U.S.), companies participating in foreign economies with prospects for growth, and foreign government securities.

AllianceBernstein International Value Portfolio seeks long-term growth of capital by investing primarily in a diversified portfolio of non-U.S. equity securities with an emphasis on companies that the adviser believes are undervalued.

Money Market Portfolio (Class B) seeks safety of principal, excellent liquidity and maximum current income to the extent consistent with the first two objectives.

North American Government Income Portfolio seeks the highest level of current income, consistent with what Alliance considers to be prudent investment risk, that is available from a portfolio of debt securities issued or guaranteed by the governments of the United States, Canada or Mexico, their political subdivisions (including Canadian Provinces, but excluding states of the United States), agencies, instrumentalities or authorities.

Premier Growth Portfolio (Class B) seeks growth of capital by pursuing aggressive investment policies.

Quasar Portfolio seeks growth of capital by pursuing aggressive investment policies. Current income is incidental to the portfolio's objective.

AllianceBernstein Real Estate Investment Portfolio seeks total return from long-term growth of capital and income principally through investing in equity securities of companies that are primarily engaged in or related to the real estate industry.

AllianceBernstein Small Cap Value Portfolio seeks long-term growth of capital by investing primarily in a diversified portfolio of equity securities of companies with small market capitalizations with an emphasis on companies that the adviser believes are undervalued.

Technology Portfolio (Class B) seeks growth of capital. Current income is incidental to the portfolio's objective.

Total Return Portfolio seeks to achieve a high return through a combination of current income and capital appreciation.

U.S. Government/High Grade Securities Portfolio seeks high current income consistent with preservation of capital.

AllianceBernstein Utility Income Portfolio seeks current income and capital appreciation by investing primarily in equity and fixed-income securities of companies in the utilities industry.

AllianceBernstein Value Portfolio (Class B) seeks long-term growth of capital by investing primarily in a diversified portfolio of equity securities of companies with relatively large market capitalizations that the adviser believes are undervalued.

Worldwide Privatization Portfolio seeks long-term capital appreciation.

You should read the attached prospectus for the Trust carefully. This prospectus contains detailed information about the Variable Portfolios, including each Variable Portfolio's investment objective and risk factors.

Fixed Account Options

The contract also offers three fixed account options. Anchor National will guarantee the interest rate earned on money you allocate to any of these fixed account options. We currently offer a fixed account option for a guarantee period of one year. You also have the option of allocating your money to the 6-month DCA fixed account and/or the 1-year DCA fixed account (the "DCA fixed accounts") which are available in conjunction with the Dollar Cost Averaging Program. See the section on Dollar Cost Averaging in this prospectus for additional information about the availability and operation of the DCA fixed accounts. The DCA fixed accounts are only available for new Purchase Payments.

Each one-year guarantee period may offer a different interest rate but will never be less than an annual effective rate of 3%. Once established the rates for specified payments do not change during the guarantee period. The guarantee period is that period for which we credit the applicable rate (one year).

There are three scenarios in which you may put money into the fixed account options other than the DCA fixed accounts options. In each scenario your money may be credited a different rate of interest as follows:

  Initial Rate: Rate credited to amounts allocated to the fixed account when you purchase your contract.
  Current Rate: Rate credited to subsequent amounts allocated to the fixed account.
  Renewal Rate: Rate credited to money transferred from a fixed account or a Variable Portfolio into a fixed account and to money remaining in a fixed account after expiration of a guarantee period.

Each of these rates may differ from one another. Once declared, the applicable rate is guaranteed until the corresponding guarantee period expires.

The DCA fixed accounts also credit a fixed rate of interest. Interest is credited to amounts allocated to the 6-month or 1-year DCA fixed account while your investment is systematically transferred to the Variable Portfolios. The rates applicable to the DCA fixed accounts may differ from each other and/or the other fixed account options but will never be less than an annual effective rate of 3%. See Dollar Cost Averaging in this prospectus for more information.

Transfers During the Accumulation Phase

During the Accumulation Phase you may transfer funds between the Variable Portfolios and/or the fixed account options. Funds already in your contract cannot be transferred into the DCA fixed accounts. You must transfer at least $1,000. If less than $1,000 will remain in any Variable Portfolio after a transfer, that amount must be transferred as well.

You may request transfers of your account value between the Variable Portfolios and/or the fixed account options in writing or by telephone We currently allow 12 free transfers per contract per year. We charge $10 for each additional transfer in any contract year. Transfers resulting from your participation in the DCA program or the automatic asset rebalancing program do not count against your 12 free transfers per contract year.

We accept transfer requests by telephone unless you tell us not to on your contract application. When receiving instructions over the telephone we follow appropriate procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone. If we fail to follow our procedures, we may be liable for any losses due to unauthorized or fraudulent instructions.

We may limit the number of transfers in any contract year or refuse any transfer request for you or others invested in the contract if we believe that excessive trading or a specific transfer request or group transfer requests may have a detrimental effect on unit values or the share prices of the underlying Variable Portfolios.

Where permitted by law, we may accept your authorization for a third party to make transfers for you subject to our rules. We reserve the right to suspend or cancel such acceptance at any time and will notify you accordingly. Additionally, we may restrict the investment options available for transfers during any period in which such third party acts for you. We notify such third party beforehand regarding any restrictions. However, we will not enforce these restrictions if we are satisfied that:

  such third party has been appointed by a court of competent jurisdiction to act on your behalf; or
  such third party is a trustee/fiduciary, for you or appointed by you, to act on your behalf for all your financial affairs.

We may provide administrative or other support services to independent third parties you authorize to make transfers on your behalf. We do not currently charge you extra for providing these support services. This includes, but is not limited to, transfers between investment options in accordance with market timing strategies. Such independent third parties may or may not be appointed with us for the sale of annuities. However, we do not engage any third parties to offer investment allocation services of any type. We take no responsibility for the investment allocations and transfers transacted on your behalf by such third parties or for any investment allocation recommendations made by such parties.

For information regarding transfers during the Income Phase, see "Income Options" in this prospectus.

We reserve the right to modify, suspend, waive or terminate these transfer provisions at any time.

Dollar Cost Averaging

The Dollar Cost Averaging ("DCA") program allows you to invest gradually in the Variable Portfolios. Under the program you systematically transfer a set dollar amount or percentage of the Money Market Portfolio or the 1-year fixed account option (source accounts) to any other Variable Portfolio. Transfers may be monthly and do not count against your 12 free transfers per contract year. The minimum transfer amount under the DCA program is $100, regardless of the source account. Fixed account options are not available as target accounts for the DCA program.

We also offer the 6-month and 1-year DCA fixed accounts exclusively to facilitate this program. The DCA fixed accounts only accept new Purchase Payments of at least $12,000. You cannot transfer money already in your contract into these options. If you allocate new Purchase Payments into a DCA fixed account, amounts are transferred on or about the 15th of each month for the duration of the fixed account.. Thus, on a monthly basis, we transfer all your money allocated to that account into the Variable Portfolios over the selected 6-month or 1-year period. You cannot change the option once selected.

The DCA program is designed to lessen the impact of market fluctuations on your investment. However, we cannot ensure that you will make a profit. When you elect the DCA program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

We reserve the right to modify, suspend or terminate this program at any time.

Money Market Portfolio Example:

Assume that you want to gradually move $750 each quarter from the Money Market Portfolio to the Growth Portfolio over six quarters. You set up dollar cost averaging and purchase Accumulation Units at the following values:

Quarter	Accumulation Unit	Units Purchased
1	$7.50	100
2	$5.00	150
3	$10.00	75
4	$7.50	100
5	$5.00	150
6	$7.50	100

You paid an average price of only $6.67 per Accumulation Unit over six quarters, while the average market price actually was $7.08. By investing an equal amount of money each month, you automatically buy more Accumulation Units when the market price is low and fewer Accumulation Units when the market price is high. This example is for illustrative purposes only.

Asset Allocation Rebalancing Program

Earnings in your contract may cause the percentage of your investment in each investment option to differ from your original allocations. The Automatic Asset Rebalancing Program addresses this situation. At your election, we periodically rebalance your investments in the Variable Portfolios to return your allocations to their original percentages. Asset rebalancing typically involves shifting a portion of your money out of an investment option with a higher return into an investment option with a lower return.

At your request, rebalancing occurs on a monthly, quarterly, semiannual or annual basis. The minimum amount of each rebalancing is $1,000. Transfers made as a result of rebalancing do not count against your 12 free transfers for the contract year.

We reserve the right to modify, suspend or terminate this program at any time.

Example:

Assume that you want your initial Purchase Payment split between two Variable Portfolios. You want 50% in the Global Bond Portfolio and 50% in the Growth Portfolio. Over the next calendar quarter, the bond market does very well while the stock market performs poorly. At the end of the calendar quarter, the Global Bond Portfolio now represents 60% of your holdings because it has increased in value and the Growth Portfolio represents 40% of your holdings. If you had chosen quarterly rebalancing, on the last day of that quarter, we would sell some of your units in the Global Bond Portfolio to bring its holdings back to 50% and use the money to buy more units in the Growth Portfolio to increase those holdings to 50%.

Voting Rights

Anchor National is the legal owner of the Trust's shares. However, when a Variable Portfolio solicits proxies in conjunction with a vote of shareholders, you have the right to instruct us on how to vote the Variable Portfolio shares that are attributable to your contract. We vote all of the shares we own in the same proportion as the voting instructions we receive. This includes any shares we own on our own behalf. Should we determine that we are no longer required to comply with these rules, we will vote the shares in our own right.

Substitution

We may amend your contract due to changes to the Variable Portfolios offered under your contract. For example, we may offer new Variable Portfolios, delete Variable Portfolios, or stop accepting allocations and/or investments in a particular Variable Portfolio. We may move assets and re-direct future premium allocations from one Variable Portfolio to another if we receive investor approval through a proxy vote or SEC approval for a fund substitution. This would occur if a Variable Portfolio is no longer an appropriate investment for the contract, for reasons such as continuing substandard performance, or for changes to the portfolio manager, investment objectives, risks and strategies, or federal or state laws. The new Variable Portfolio offered may have different fees and expenses. You will be notified of any upcoming proxies or substitutions that affect your Variable Portfolio choices.

ACCESS TO YOUR MONEY

You can access money in your contract in two ways:

  by making a partial or total withdrawal, and/or;
  by receiving income payments during the Income Phase. See "Income Options" in this prospectus.

Generally, we deduct a withdrawal charge applicable to any total or partial withdrawal. If you withdraw your entire Contract Value, we also deduct premium taxes and a contract maintenance fee. See "Expenses" in this prospectus.

Purchase payments that are withdrawn prior to the end of the third year will result in your paying a penalty in the form of a surrender charge. The amount of the charge and how it applies are discussed more fully below. See "Expenses" in this prospectus. You should consider, before purchasing this contract, the effect this charge will have on your investment if you need to withdraw money during a surrender charge period. You should fully discuss this decision with your financial representative.

You make request a partial surrender for a minimum of $500. Your Contract Value must be at least $2,000 after the partial surrender, or we may cancel the contract. You must send a written withdrawal request. Unless you provide us with different instructions, partial withdrawals will be made pro rata from each Variable Portfolio and the fixed account option in which your contract is invested.

You may withdraw free of a surrender charge an amount that is equal to the free withdrawal amount in your contract as of the date you make the withdrawal. Your free withdrawal amount is equal to the greater of (1) the Contract Value less premium paid or (2) 10% of remaining unsurrendered premium paid less the amount of any prior surrender since the last contract anniversary. Withdrawals in excess of the free withdrawal amount will be assessed a surrender charge. When you make a withdrawal, we assume that it is taken from earnings first, then from premium on a first-in, first-out basis. This means that you can also access your Purchase Payments which are no longer subject to a withdrawal charge before those Purchase Payments which are still subject to the withdrawal charge.

The withdrawal charge percentage is determined by the age of the Purchase Payment remaining in the contract at the time of the withdrawal. We calculate charges due on a total withdrawal on the day after we receive your request and your contract. We return to you your Contract Value less any applicable fees and charges.

Under certain Qualified plans, access to the money in your contract may be restricted. Additionally, withdrawals made prior to age 59 1/2 may result in a 10% federal penalty tax. See "Taxes" in this prospectus.

We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Variable Portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of contract owners.

Additionally, we reserve the right to defer payments for a withdrawal from a fixed account option. Such deferrals are limited to no longer than six months.

Systematic Withdrawal Program

During the Accumulation Phase, provided you have a minimum Contract Value of $24,000, you may elect to receive periodic income payments under the systematic withdrawal program, up to a maximum of 10% of your Contract Value each year. Under the program, you may choose to take monthly, quarterly, semi-annual or annual payments from your contract. Electronic transfer of these funds to your bank account is also available. The minimum amount of each withdrawal is $200. There must be at least $1,000 remaining in your contract at all times. Withdrawals may be taxable and a 10% federal penalty tax may apply if you are under age 59 1/2. There is no additional charge for participating in this program, although a withdrawal charge may apply. You may not elect this program if you have made a partial surrender earlier in the same contract year.

The program is not available to everyone. Systematic withdrawals are not permitted on custodial accounts. Please check with our Annuity Service Center, which can provide the necessary enrollment forms. We reserve the right to modify, suspend or terminate this program at any time.

Minimum Contract Value

Where permitted by state law, we may terminate your contract if both of the following occur: (1) your contract is less than $2,000 as a result of partial withdrawals; and (2) you have not made any Purchase Payments during the past three years. We will provide you with sixty days' written notice. At the end of the notice period, we will distribute the contract's remaining value to you.

DEATH BENEFIT

If you die during the Accumulation Phase of your contract, we pay a death benefit to your Beneficiary. At the time you purchase your contract, you must select a death benefit option. This contract provides five death benefit options. The Standard Death Benefit is automatically included in your contract for no additional fee. We also offer, for an additional fee, the selection of one or more enhanced death benefit options. Your death benefit elections must be made at the time of contract application, and may not be terminated at a later date, except when your spouse continues the contract. See "Spousal Continuation" in this prospectus. You should discuss the available options with your financial representative to determine which option is best for you.

We do not pay the death benefit if you die after you switch to the Income Phase. However, if you die during the Income Phase, your Beneficiary receives any remaining guaranteed income payments in accordance with the income option you selected. See "Income Options" in this prospectus.

You name your Beneficiary. You may change the Beneficiary at any time, unless you previously made an irrevocable Beneficiary designation.

We calculate and pay the death benefit when we receive all required paperwork and satisfactory proof of death. We consider the following satisfactory proof of death:

  a certified copy of the death certificate; or
  a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or
  a written statement by a medical doctor who attended the deceased at the time of death; or
  any other proof satisfactory to us.

We may require additional proof before we pay the death benefit.

The death benefit must be paid within 5 years of the date of death unless the Beneficiary elects to have it payable in the form of an income option. If the Beneficiary elects an income option, it must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Payments must begin within one year of your death.

If the Beneficiary is the spouse of a deceased owner, he or she can elect to continue the contract. See "Spousal Continuation" in this prospectus.

If a Beneficiary does not elect a specific form of pay out within 60 days of our receipt of all required paperwork and satisfactory proof of death, we pay a lump sum death benefit to the Beneficiary.

The term "Net Purchase Payment" is used frequently in explaining the death benefit options. Net Purchase Payment is an on-going calculation. It does not represent a Contract Value.

We define Net Purchase Payments as Purchase Payments less an Adjustment for each withdrawal. If you have not taken any withdrawals from your contract, Net Purchase Payments equals total Purchase Payments into your contract. To calculate the Adjustment amount for the first withdrawal made under the contract, we determine the percentage by which the withdrawal reduced Contract Value. For example, a $10,000 withdrawal from a $100,000 contract is a 10% reduction in value. This percentage is calculated by dividing the amount of each withdrawal (including fees and charges applicable to the withdrawal) by the Contract Value immediately before taking that withdrawal. The resulting percentage is then multiplied by the amount of total Purchase Payments and subtracted from the amount of total Purchase Payments on deposit at the time of the withdrawal. The resulting amount is the initial Net Purchase Payment calculation.

To arrive at the Net Purchase Payment calculation for subsequent withdrawals, we determine the percentage by which the Contract Value is reduced by taking the amount of the withdrawal in relation to the Contract Value immediately before taking the withdrawal. We then multiply the Net Purchase Payment calculation as determined prior to the withdrawal by this percentage. We subtract that result from the Net Purchase Payment calculation as determined prior to the withdrawal to arrive at all subsequent Net Purchase Payment calculations.

Standard Death Benefit

The standard death benefit on your contract is the greater of:

  Net Purchase Payments; or
  the Contract Value on the date we receive all required paperwork and satisfactory proof of death.

Optional Death Benefits

For an additional fee, you may elect one or more of the death benefits below which can provide greater protection for your beneficiaries. These elections must be made at the time of contract issue and may not be terminated at a later date. The maximum issue age for the elections varies as shown below. The fees for the optional death benefits are shown below and are based on the average daily ending value of the assets you have allocated to the Variable Portfolios.

Annual Ratchet Plan. (Maximum issue age is 80.) We will pay a death benefit equal to the greatest of:

  the Contract Value;
  the total of all premium paid reduced proportionally by any surrenders in the same proportion that the Contract Value was reduced on the date of a surrender; or
  the greatest Contract Value at any Contract Anniversary reduced proportionally by any surrenders subsequent to that Contract Anniversary in the same proportion that the Contract Value was reduced on the date of a surrender, plus any premiums paid subsequent to that Contract Anniversary.

The annual ratchet plan will be in effect if:

  you select it on your application; and
  the charge for the annual ratchet plan is shown in your contract.

Equity Assurance Plan. (Maximum issue age is 75.) We will pay a death benefit equal to the greatest of:

  the Contract Value; or
  an amount equal to (a) plus (b) where:

(a) is equal to the total of all premium paid on or before the first Contract Anniversary following the 85th birthday, adjusted proportionately for partial surrenders and then accumulated at the compound interest rates shown below for the number of completed years, not to exceed 10, from the date of receipt of each premium to the earlier of the date of death or the first Contract Anniversary following the 85th birthday:

Annual Interest Rate Period When Death Occurs

0% 1 through 24 months after premium receipt;

2% 25 through 48 months after premium receipt;

4% 49 through 72 months after premium receipt;

6% 73 through 96 months after premium receipt;

8% 97 through 120 months after premium receipt;

10% if 120 months or more after premium receipt, for a maximum of 10 years; and

(b) is equal to all premium paid after the first Contract Anniversary following the 85th birthday, adjusted for partial surrenders.

The equity assurance plan will be in effect if:

  you select it on your application; and
  the charge for the equity assurance plan is shown in your contract.

Enhanced Equity Assurance Plan. (Maximum issue age is 75.) We will pay a death benefit equal to the greatest of:

  the Contract Value; or
  maximum anniversary value reduced proportionately for partial surrenders that occur subsequent to that anniversary, plus any premiums paid subsequent to that anniversary; or
  an amount equal to (a) plus (b) where:

(a) is the sum of premiums paid prior to the first contract anniversary following the 85th birthday, adjusted proportionately for partial surrenders and accumulated at stipulated interest rates noted below from the date of each premium receipt to the earlier of the date of death or the first Contract Anniversary following the 85th birthday:

Annual Interest Rate Period When Death Occurs

0% 1 through 24 months after premium receipt;

2% 25 through 48 months after premium receipt;

4% 49 through 72 months after premium receipt;

6% 73 through 96 months after premium receipt;

8% 97 through 120 months after premium receipt;

10% if 120 months or more after premium receipt, for a maximum of 10 years; and

(b) is the sum of premiums paid after the first Contract Anniversary following the 85th birthday, proportionately adjusted for partial surrenders.

The enhanced equity assurance plan will be in effect if:

  you select it on your application; and
  the charge for the equity assurance plan is shown in your contract.

Enhanced Death Benefit Rider (Estate Benefit Payment). (Maximum issue age is 80.)

If you select the estate benefit payment, we will pay it in addition to any other death benefit in effect at the time of your death. If selected, we will increase the death benefit otherwise payable upon your death by the amount of the estate benefit payment determined as follows:

If you are age 60 or younger on the effective date of your contract, the estate benefit payment will equal the lesser of (a) 70% of Net Purchase Payments or (b) 70% of the Contract Value less Net Purchase Payments.

If you are between ages 61 and 70 on the effective date of your contract, the estate benefit payment will equal the lesser of (a) 50% of Net Purchase Payments or (b) 50% of the Contract Value less Net Purchase Payments.

If you are between ages 71 and 80 on the effective date of your contract, the estate benefit payment will equal the lesser of (a) 30% of Net Purchase Payments or (b) 30% of the Contract Value less Net Purchase Payments.

If upon your death your spouse elects to continue the contract in his or her name, the spouse's age as of the date of your death will be the age we use to determine the amount of estate benefit payment payable upon the spouse's death. The estate benefit payment will not be available if your spouse is older than 80 as of the date of your death.

The estate benefit payment will be in effect if:

  you select it on your application; and
  the charge for the estate benefit payment is shown in your contract.

Accidental Death Benefit. (Maximum issue age is 75.)

If you select the accidental death benefit at the time of application, we will pay it in addition to any other death benefit in effect at the time of your death. The accidental death benefit is not available if the contract is used in connection with an individual retirement annuity. If selected at the time of application, the accidental death benefit payable under this option will be equal to the lesser of:

  the Contract Value as of the date the death benefit is determined; or
  $250,000.

The accidental death benefit is payable if you die as a result of injury prior to the Contract Anniversary following your 75th birthday. The death must also occur before the Annuity Date and within 365 days of the date of the accident that caused the injury. The accidental death benefit does not apply to the death of a surviving joint owner.

The accidental death benefit will not be paid for any death caused by or resulting (in whole or in part) from the following:

  suicide or attempted suicide, while sane or insane, or intentionally self-inflicted injuries;
  sickness, disease or bacterial infection of any kind, except pyogenic infections which occur as a result of an injury or bacterial infections which result from the accidental ingestion of contaminated substances;
  injury sustained as a consequence of riding in, including boarding or alighting from, any vehicle or device used for aerial navigation except if you are a passenger on any aircraft licensed for the transportation of passengers;
  declared or undeclared war or any act thereof; or
  service in the military, naval or air service of any country.

The accidental death benefit will be in effect if:

  you select it on your application; and
  the charge for the accidental death benefit is shown in your contract.

The accidental death benefit will cease to be in effect upon the Contract Anniversary following your 75th birthday.

Spousal Continuation

If you are the original owner of the contract and the Beneficiary is your spouse, your spouse may elect to continue the contract after your death. The spouse becomes the new owner ("Continuing Spouse"). Generally, the contract and its elected features, if any, remain the same. The Continuing Spouse is subject to the same fees, charges and expenses applicable to the original owner of the contract. A spousal continuation can only take place upon the death of the original owner of the contract and may be elected only one time per contract.

To the extent that the Continuing Spouse invests in the Variable Portfolios, they will be subject to investment risk as was the original owner.

Upon a spouse's continuation of the contract, we will contribute to the Contract Value an amount by which the death benefit that would have been paid to the beneficiary upon the death of the original owner exceeds the Contract Value ("Continuation Contribution"), if any. We calculate the Continuation Contribution as of the date of the original owner's death. We will add the Continuation Contribution as of the date we receive both the Continuing Spouse's written request to continue the contract and proof of death of the original owner in a form satisfactory to us ("Continuation Date"). The Continuation Contribution is not considered a Purchase Payment for the purposes of any other calculations except as explained in Appendix A. See Appendix A for further explanation of the death benefit calculations following a Spousal Continuation.

The Continuing Spouse, generally, cannot change any contract provisions as the new owner. However, on the Continuation Date, the Continuing Spouse may terminate the original owner's election(s) of the optional death benefits. The attained age of the spouse as of the Continuation Date will be used as the basis for determining the availability and calculation of future death benefits payable upon death of the spousal beneficiary. If the attained age of the spousal beneficiary exceeds the maximum issue age for a continued optional benefit, the benefit is not longer available and the charge will no longer be deducted. See the maximum issue ages shown above for the optional death benefits.

We reserve the right to modify, suspend or terminate the spousal continuation provision (in its entirety or any component) at any time with respect to prospectively issued contracts.

EXPENSES

There are charges and expenses associated with your contract. These charges and expenses reduce your investment return. We will not increase the contract maintenance fee or the insurance and withdrawal charges under your contract. However, the investment charges under your contract may increase or decrease. Some states may require that we charge less than the amounts described below.

Insurance Charges

The amount of this charge is 1.65% annually of the value of your contract invested in the Variable Portfolios. We deduct the charge daily.

The insurance charge compensates us for the mortality and expense risks and the costs of contract distribution assumed by Anchor National.

If these charges do not cover all of our expenses, we will pay the difference. Likewise, if these charges exceed our expenses, we will keep the difference.

Withdrawal Charges

The contract provides a free withdrawal amount every year. See "Access to Your Money" in this prospectus. If you take money out in excess of the free withdrawal amount, you may incur a withdrawal charge. You may also incur a withdrawal charge upon a full surrender.

We apply a withdrawal charge against each Purchase Payment you put into the contract. After a Purchase Payment has been in the contract for 3 complete years, no withdrawal charge applies. The withdrawal charge equals a percentage of the Purchase Payment you take out of the contract. The withdrawal charge percentage declines each year a Purchase Payment is in the contract, as follows:

Withdrawal Charge (as a percentage of each Purchase Payment)

Years 1 2 3 4+

6% 6% 5% 0%

When calculating the withdrawal charge, we treat withdrawals as coming first from the Purchase Payments that have been in your contract the longest. However, for tax purposes, your withdrawals are considered earnings first, then Purchase Payments. See "Access to Your Money" in this prospectus.

Whenever possible, we deduct the withdrawal charge from the money remaining in your contract. If you withdraw all of your Contract Value, we deduct any applicable withdrawal charges from the amount withdrawn.

We will not assess a withdrawal charge for money withdrawn to pay a death benefit or to pay contract fees or charges. We will not assess a withdrawal charge when you switch to the Income Phase. See "Income Options" below.

Withdrawals made prior to age 59 1/2 may result in tax penalties. See "Taxes" in this prospectus.

Investment Charges

Investment Management Fees

Charges are deducted from your Variable Portfolios for the advisory and other expenses of the Variable Portfolios. The Fee Tables in this prospectus illustrate these charges and expenses. For more detailed information on these investment charges, refer to the prospectus for the Trust, attached.

Service Fees

Shares of certain Variable Portfolios may be subject to fees imposed under a servicing plan adopted by the Trust pursuant to Rule 12(b)(1) of the Investment Company Act of 1940. This service fee of .25% for the Class B Shares of a Variable Portfolio is also known as a 12(b)(1) fee. Generally, this fee may be paid to financial intermediaries for services provided over the life of the contract. See "Fee Tables" in this prospectus.

Contract Maintenance Fee

During the Accumulation Phase, we subtract a contract maintenance fee from your account once per year. This charge compensates us for the cost of contract administration. We deduct the $30 contract maintenance fee from your account value on your contract anniversary. If you withdraw your entire Contract Value, we deduct the fee from that withdrawal.

If your Contract Value is $50,000 or more on your contract anniversary date, we will waive the charge for that year. This waiver is subject to change without notice.

After annuitization, the charge is pro-rated and collected on a monthly basis, causing a reduction to the monthly annuity payments.

Transfer Fee

We currently permit 12 free transfers between investment options each contract year. We charge you $10 for each additional transfer that contract year. See "Investment Options" in this prospectus.

Optional Death Benefit Fees

See pages [____] for more information on the optional death benefit fees.

Premium Tax

Certain states charge the Company a tax on the premiums you pay into the contract. We deduct from your contract these premium tax charges. Currently we deduct the charge for premium taxes when you take a full withdrawal or begin the Income Phase of the contract. In the future, we may assess this deduction at the time you put Purchase Payment(s) into the contract or upon payment of a death benefit.

Premium taxes vary according to the state and are subject to change without notice. In many states, there is no tax at all. For current information, you should consult your tax adviser.

Income Taxes

We do not currently deduct income taxes from your contract. We reserve the right to do so in the future.

Reduction or Elimination of Charges and Expenses, and Additional Amounts Credited

Sometimes sales of the contracts to groups of similarly situated individuals may lower our administrative and/or sales expenses. We reserve the right to reduce or waive certain charges and expenses when this type of sale occurs. In addition, we may also credit additional interest to policies sold to such groups. We determine which groups are eligible for such treatment. Some of the criteria we evaluate to make a determination are: size of the group; amount of expected Purchase Payments; relationship existing between us and prospective purchaser; nature of the purchase; length of time a group of contracts is expected to remain active; purpose of the purchase and whether that purpose increases the likelihood that our expenses will be reduced; and/or any other factors that we believe indicate that administrative and/or sales expenses may be reduced.

Anchor National may make such a determination regarding sales to its employees, its affiliates' employees and employees of currently contracted broker-dealers; its registered representatives and immediate family members of all of those described.

We reserve the right to change or modify any such determination or the treatment applied to a particular group, at any time.

INCOME OPTIONS

Annuity Date

During the Income Phase, we use the money accumulated in your contract to make regular income payments to you. You may switch to the Income Phase any time after your [second] contract anniversary. You select the month and year you want income payments to begin. The first day of that month is the Annuity Date. You may change your Annuity Date, so long as you do so at least seven days before the income payments are scheduled to begin. Once you begin receiving income payments, you cannot change your income option. Except as indicated below, once you begin receiving income payments, you cannot otherwise access your money through a withdrawal or surrender.

Income payments must begin on or before the annuitant's 90th birthday . If you do not choose an Annuity Date, your income payments will automatically begin on this date. Certain states may require your income payments to start earlier.

If the Annuity Date is past your 85th birthday, your contract could lose its status as an annuity under Federal tax laws. This may cause you to incur adverse tax consequences.

In addition, most Qualified contracts require you to take minimum distributions after you reach age 70 1/2. See "Taxes" in this prospectus.

Income Options

The contract offers the three annuity options described below. Other annuity options may be made available, including other guarantee periods and options without life contingencies, subject to our discretion. Contact the Annuity Service Center for more information. If you do not choose an annuity option, we will make annuity payments in accordance with option 2. However, if the annuity payments are for joint lives, we will make payments in accordance with option 3. Where permitted by state law, we may pay the annuity in one lump sum if your Contract Value is less than $2,000. In addition, if your annuity payments would be less than $100 per month, we have the right to change the frequency of your payment to be on a semiannual or annual basis so that the payments are at least $100.

We base our calculation of income payments on the life of the Annuitant and the annuity rates set forth in your contract. A natural contract owner may change the Annuitant at any time prior to the Annuity Date. You must notify us if the Annuitant dies before the Annuity Date and designate a new Annuitant.

Option 1 -- Life Income

Under this option, we will make monthly annuity payments as long as the Annuitant is alive. Annuity payments stop when the Annuitant dies.

Option 2 -- Life Income With 10 Year Guarantee

Under this option, we will make monthly annuity payments as long as the Annuitant is alive with the additional guarantee that payments will be made for a period you select of at least 10 years. If the Annuitant dies before all guaranteed payments have been made, the rest will be paid to the beneficiary for the remainder of the period.

Option 3 -- Joint and Last Survivor Annuity

Under this option, we will make monthly annuity payments as long as either the Annuitant or Joint Annuitant is alive. Upon the death of the Annuitant, we will continue to make annuity payments so long as the Joint Annuitant is alive. If your contract is issued as an individual retirement annuity, payments under this option will be made only to you as Annuitant or to your spouse. Upon the death of either of you, we will continue to make annuity payments so long as the survivor is alive.

The value of an Annuity Unit, regardless of the option chosen, takes into account the mortality and expense risk charge. Please read the SAI for a more detailed discussion of the income options.

Fixed or Variable Income Payments

You can choose income payments that are fixed, variable or both. If at the date when income payments begin you are invested in the Variable Portfolios only, your income payments will be variable. If your money is only in fixed accounts at that time, your income payments will be fixed in amount. Further, if you are invested in both fixed and variable investment options when income payments begin, your payments will be fixed and variable. If income payments are fixed, Anchor National guarantees the amount of each payment. If the income payments are variable the amount is not guaranteed.

Income Payments

We make income payments on a monthly basis. You instruct us to send you a check or to have the payments directly deposited into your bank account. If state law allows, we distribute annuities with a Contract Value of $5,000 or less in a lump sum. Also, if the selected income option results in income payments of less than $50 per payment, we may decrease the frequency of payments, state law allowing.

If you are invested in the Variable Portfolios after the Annuity date, your income payments vary depending on four things:

  for life options, your age when payments begin; and
  the value of your contract in the Variable Portfolios on the Annuity Date; and
  the 5.00% assumed investment rate used in the annuity table for the contract; and
  the performance of the Variable Portfolios in which you are invested during the time you receive income payments.

If you are invested in both the fixed account options and the Variable Portfolios after the Annuity Date, the allocation of funds between the fixed and variable options also impacts the amount of your annuity payments.

Transfers During the Income Phase

During the Income Phase, one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase.

Deferment of Payments

We may defer making fixed payments for up to six months, or less if required by law. Interest is credited to you during the deferral period.

Taxes

Note: We prepared the following information on taxes as a general discussion of the subject. It is not tax advice. We caution you to seek competent tax advice about your own circumstances. We do not guarantee the tax status of your annuity. Tax laws constantly change, therefore, we cannot guarantee that the information contained herein is complete and/or accurate.

Annuity Contracts in General

The Internal Revenue Code ("IRC") provides for special rules regarding the tax treatment of annuity contracts. Generally, taxes on the earnings in your annuity contract are deferred until you take the money out. Qualified retirement investments automatically provide tax deferral regardless of whether the underlying contract is an annuity. Different rules apply depending on how you take the money out and whether your contract is Qualified or Non-Qualified.

If you do not purchase your contract under a pension plan, a specially sponsored employer program or an individual retirement account, your contract is referred to as a Non-Qualified contract. A Non-Qualified contract receives different tax treatment than a Qualified contract. In general, your cost basis in a Non-Qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the cost basis in your contract.

If you purchase your contract under a pension plan, a specially sponsored employer program or as an individual retirement account, your contract is referred to as a Qualified contract. Examples of qualified plans are: Individual Retirement Accounts ("IRAs"), Roth IRAs, Tax-Sheltered Annuities (referred to as 403(b) contracts), H.R. 10 Plans (referred to as Keogh Plans) and pension and profit sharing plans, including 401(k) plans. Typically you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract.

Tax Treatment of Distributions - Non-Qualified Contracts

If you make a withdrawal from a Non-Qualified contract, the IRC treats such a withdrawal as first coming from the earnings and then as coming from your Purchase Payments. For income payments, any portion of each payment that is considered a return of your Purchase Payment will not be taxed. Withdrawn earnings are treated as income to you and are taxable. The IRC provides for a 10% penalty tax on any earnings that are withdrawn other than in conjunction with the following circumstances: (1) after reaching age 59 1/2; (2) when paid to your Beneficiary after you die; (3) after you become disabled (as defined in the IRC); (4) when paid in a series of substantially equal installments made for your life or for the joint lives of you and you Beneficiary; (5) under an immediate annuity; or (6) which come from Purchase Payments made prior to August 14, 1982.

Tax Treatment of Distributions - Qualified Contracts

Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract. Any amount of money you take out as a withdrawal or as income payments is taxable income. The IRC further provides for a 10% penalty tax on any withdrawal or income payment paid to you other than in conjunction with the following circumstances: (1) after reaching age 59 1/2; (2) when paid to your Beneficiary after you die; (3) after you become disabled (as defined in the IRC); (4) in a series of substantially equal installments made for your life or for the joint lives of you and your Beneficiary; (5) to the extent such withdrawals do not exceed limitations set by the IRC for amounts paid during the taxable year for medical care; (6) to fund higher education expenses (as defined in IRC); (7) to fund certain first-time home purchase expenses; and, except in the case of an IRA; (8) when you separate from service after attaining age 55; and (9) when paid to an alternate payee pursuant to a qualified domestic relations order.

The IRC limits the withdrawal of Purchase Payments from certain Tax-Sheltered Annuities. Withdrawals can only be made when an owner: (1) reaches age 59 1/2; (2) leaves his or her job; (3) dies; (4) becomes disabled (as defined in the IRC); or (5) experiences a hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. These restrictions do not apply to amounts transferred to another TSA contract under section 403(b) or to a custodial account under section 403(b)(7).

Minimum Distributions

Generally, the IRS requires that you begin taking annual distributions from qualified annuity contracts by April 1 of the calendar year following the later of (1) the calendar year in which you attain age 70 1/2 or (2) the calendar year in which you retire.

You may be subject to a surrender charge on withdrawals taken to meet minimum distribution requirements, if the withdrawals exceed the contract's maximum penalty free amount.

Failure to satisfy the minimum distribution requirements may result in a tax penalty. You should consult your tax advisor for more information.

You may elect to have the required minimum distribution amount on your contract calculated and withdrawn each year under the automatic withdrawal option. You may select either monthly, quarterly, semiannual or annual withdrawals for this purpose. This service is provided as a courtesy and we do not guarantee the accuracy of our calculations. Accordingly, we recommend you consult your tax advisor concerning your required minimum distribution. You may terminate your election for automated minimum distribution at any time by sending a written request to our Annuity Service Center. We reserve the right to change or discontinue this service at any time.

Tax Treatment of Death Benefits

Any death benefits paid under the contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefits are paid as lump sum or annuity payments. Estate taxes may also apply.

Certain enhanced death benefits may be purchased under your contract. Although these types of benefits are used as investment protection and should not give rise to any adverse tax effects, the IRS could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the contract. In such case, the amount of the partial withdrawal may be includible in taxable income and subject to the 10% penalty if the owner is under 59 1/2.

If you own a Qualified contract and purchase these enhanced death benefits, the IRS may consider these benefits "incidental death benefits." The IRC imposes limits on the amount of the incidental death benefits allowable for Qualified contracts. If the death benefit(s) selected by you are considered to exceed these limits, the benefit(s) could result in taxable income to the owner of the Qualified contract. Furthermore, the IRC provides that the assets of an IRA (including a Roth IRA) may not be invested in life insurance, but may provide, in the case of death during the Accumulation Phase, for a death benefit payment equal to the greater of Purchase Payments or Contract Value. This Contract offers death benefits, which may exceed the greater of Purchase Payments or Contract Value. If the IRS determines that these benefits are providing life insurance, the contract may not qualify as an IRA (including Roth IRAs). You should consult your tax adviser regarding these features and benefits prior to purchasing a contract.

Contracts Owned by a Trust or Corporation

A Trust or Corporation ("Non-Natural Owner") that is considering purchasing this contract should consult a tax advisor. Generally, the IRC does not treat a Non-Qualified contract owned by a non-natural owner as an annuity contract for Federal income tax purposes. The non-natural owner pays tax currently on the contract's value in excess of the owner's cost basis. See the SAI for a more detailed discussion of the potential adverse tax consequences associated with non-natural ownership of a non-qualified annuity contract.

Gifts, Pledges and/or Assignments of a Non-Qualified Contract

If you gift your Non-Qualified contract to a person other than your spouse (or former spouse incident to divorce) you will pay federal tax on the contract's cash value to the extent it exceeds your cost basis. The recipient's cost basis will be increased by the amount on which you will pay federal taxes. Also, the IRC treats any assignment or pledge (or agreement to assign or pledge) of any portion of a Non-Qualified contract as a withdrawal. See the SAI for a more detailed discussion regarding potential tax consequences of gifting, assigning or pledging a non-qualified contract.

Diversification

The IRC imposes certain diversification requirements on the underlying investments for a variable annuity. We believe that the underlying Variable Portfolios' management monitors the Variable Portfolios so as to comply with these requirements. To be treated as a variable annuity for tax purposes, the underlying investments must meet these requirements.

The diversification regulations do not provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Anchor National, would be considered the owner of the shares of the Variable Portfolios. It is unknown to what extent owners are permitted to select investments, to make transfers among Variable Portfolios or the number and type of Variable Portfolios owners may select from. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean you, as the owner of the contract, could be treated as the owner of the underlying Variable Portfolios. Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

Performance

We advertise the Money Market Portfolio's yield and effective yield. In addition, the other Variable Portfolios advertise total return, gross yield and yield-to-maturity. These figures represent past performance of the Variable Portfolios. These performance numbers do not indicate future results.

When we advertise performance for periods prior to the date the contracts were first issued, we derive the figures from the performance of the corresponding portfolios for the Trusts, if available. We modify these numbers to reflect charges and expenses as if the contract was in existence during the period stated in the advertisement. Figures calculated in this manner do not represent actual historic performance of the particular Variable Portfolio.

Consult the SAI for more detailed information regarding the calculation of performance data. The performance of each Variable Portfolio may also be measured against unmanaged market indices. The indices we use include but are not limited to the Dow Jones Industrial Average, the Standard & Poor's 500, the Russell 1000 Growth Index, the Morgan Stanley Capital International Europe, Australia and Far East Index ("EAFE") and the Morgan Stanley Capital International World Index. We may compare the Variable Portfolios' performance to that of other variable annuities with similar objectives and policies as reported by independent ranking agencies such as Morningstar, Inc., Lipper Analytical Services, Inc. or Variable Annuity Research & Data Service ("VARDS").

Anchor National may also advertise the rating and other information assigned to it by independent industry ratings organizations. Some of those organizations are A.M. Best Company ("A.M. Best"), Moody's Investor's Service ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P"), and Fitch IBCA Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of our financial strength and performance in comparison to others in the life and health insurance industry. S&P's and Fitch IBCA Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues. These two ratings do not measure the insurer's ability to meet non-policy obligations. Ratings in general do not relate to the performance of the Variable Portfolios.

Other Information

Anchor National

Anchor National is a stock life insurance company originally organized under the laws of the state of California in April 1965. On January 1, 1996, Anchor National redomesticated under the laws of the state of Arizona.

The Separate Account

Anchor National established Variable Separate Account Nine ("separate account"), under Arizona law on [insert date]. The separate account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.

Anchor National owns the assets in the separate account. However, the assets in the separate account are not chargeable with liabilities arising out of any other business conducted by Anchor National. Income gains and losses (realized and unrealized) resulting from assets in the separate account are credited to or charged against the separate account without regard to other income gains or losses of Anchor National. Assets in the Separate Account are not guaranteed by Anchor National.

The General Account

Money allocated to the fixed account options goes into Anchor National's general account. The general account consists of all of Anchor National's assets other than assets attributable to a separate account. All of the assets in the general account are chargeable with the claims of any Anchor National contract holders as well as all of its creditors. The general account funds are invested as permitted under state insurance laws.

Distribution of the Contract

Registered representatives of broker-dealers sell the contract. We pay commissions to these representatives for the sale of the contracts. We do not expect the total commissions to exceed [8%] of your Purchase Payments. We may also pay a bonus to representatives for contracts which stay active for a particular period of time, in addition to standard commissions. We do not deduct commissions paid to registered representatives directly from your Purchase Payments.

From time to time, we may pay or allow additional promotional incentives in the form of cash or other compensation. We reserve the right to offer these additional incentives only to certain broker-dealers that sell or are expected to sell, certain minimum amounts of the contract, or other contracts offered by us. Promotional incentives may change at any time.

SunAmerica Capital Services, Inc., 733 Third Avenue, 4th Floor, New York, New York 10017 distributes the contracts. SunAmerica Capital Services, an affiliate of Anchor National, is registered as a broker-dealer under the Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. No underwriting fees are paid in connection with the distribution of the contracts.

Administration

We are responsible for the administrative servicing of your contract. Please contact our Annuity Service Center if you have any comment, question or service request:

Delaware Valley Financial Services

P.O. Box 3031

Berwyn, PA 19312-0031

(800) 255-8402

We send out transaction confirmations and quarterly statements. During the accumulation phase, you will receive confirmation of transactions within your contract. Transactions made pursuant to contractual or systematic agreements, such as deduction of the annual maintenance fee and dollar cost averaging, may be confirmed quarterly. Purchase payments received through the automatic payment plan or a salary reduction arrangement, may also be confirmed quarterly. For all other transactions, we send confirmations immediately. It is your responsibility to review these documents carefully and notify us of any inaccuracies immediately. We investigate all inquiries. To the extent that we believe we made an error, we retroactively adjust your contract, provided you notify us within 30 days of receiving the transaction confirmation or quarterly statement. Any other adjustments we deem warranted are made as of the time we receive notice of the error.

Legal Proceedings

There are no pending legal proceedings affecting the separate account. Anchor National and its subsidiaries engage in various kinds of routine litigation. In management's opinion, these matters are not of material importance to their respective total assets nor are they material with respect to the separate account.

Ownership

The Alliance Ovation L-Shares Variable Annuity is a Flexible Payment Group Deferred Annuity contract. We issue a group contract to a contract holder for the benefit of the participants in the group. As a participant in the group, you will receive a certificate which evidences your ownership. As used in this prospectus, the term contract refers to your certificate. In some states, a Flexible Payment Individual Variable Deferred Annuity contract is available instead. Such a contract is identical to the contract described in this prospectus, with the exception that we issue it directly to the owner.

Custodian

[State Street Bank and Trust Company, 255 Franklin Street, Boston, Massachusetts 02110], serves as the custodian of the assets of the separate account. Anchor National pays State Street Bank for services provided, based on a schedule of fees.

Independent Accountants

The audited consolidated financial statements of Anchor National for the two most recent fiscal years ended December 31, 2001 and 2000 are incorporated by reference into this prospectus in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of the firm as experts in auditing and accounting. As of the date of this prospectus, sales of Alliance Ovation L-Shares have just begun; therefore no separate account financial statements are incorporated by reference.

Registration Statement

A registration statement has been filed with the SEC under the Securities Act of 1933 relating to the contract. This prospectus does not contain all the information in the registration statement as permitted by SEC regulations. The omitted information can be obtained from the SEC's principal office in Washington, D.C., upon payment of a prescribed fee.

Table of Contents of Statement of Additional Information

Additional information concerning the operations of the separate account is contained in a Statement of Additional Information, which is available without charge upon written request addressed to us at our Annuity Service Center:

Delaware Valley Financial Services

P.O. Box 3031

Berwyn, PA 19312-0031

(800) 255-8402

The contents of the SAI are shown below.

[printer will insert page numbers]

Separate Account ___

General Account ___

Performance Data ___

Income Payments ___

Annuity Unit Values ___

Taxes ___

Distribution of Contracts ___

Financial Statements ___

APPENDIX A - DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION

Capitalized terms used in this Appendix have the same meaning as they have in the prospectus.

If the spousal beneficiary elects to continue the contract (the "Continuing Spouse") and the contract death benefit exceeded the Contract Value, we will add a "Continuation Contribution" to the contract. This means that the value of a contract being continued will be adjusted by the amount by which the contract death benefit exceeded the Contract Value as of the original owners' date of death. If applicable, the Continuation Contribution amount will be added to the Contract Value as of the Continuation date, which is the date when all required paperwork has been received.

Required paperwork includes due proof of death of the original contract owner and the spousal beneficiary's written election to continue the contract.

For the purpose of calculating the death benefits upon the Continuing Spouse's death, the amount of the Contract Value on the Continuation Date, plus any Continuation Contribution is defined as a Continuation Net Purchase Payment. If the contract death benefit did not exceed the Contract Value as of the original owners' date of death, then no Continuation Contribution will be added to the Contract Value.

The term "withdrawals" as used in describing the death benefit options below is defined as withdrawals and any fees and charges applicable to those withdrawals.

Death Benefits Payable upon Continuing Spouse's Death:

Standard Death Benefit:

If a Continuation Contribution is added on the Continuation Date, the death benefit is the greater of:

  Continuation Net Purchase Payments; or
  Contract Value on the date we receive all required paperwork and satisfactory proof of death.

If a Continuation Contribution is not added on the Continuation Date, the death benefit is the greater of:

  Net Purchase Payments; or
  Contract Value on the date we receive all required paperwork and satisfactory proof of death.

Annual Ratchet Plan. (Maximum issue age is 80.) We will pay a death benefit equal to the greatest of:

  the Contract Value on the date we receive all required paperwork and satisfactory proof of death; or
  the total of all Continuation Net Purchase Payments or Net Purchase Payments paid reduced proportionally by any surrenders in the same proportion that the Contract Value was reduced on the date of a surrender; or
  the greatest Contract Value at any Contract Anniversary reduced proportionally by any surrenders subsequent to that Contract Anniversary in the same proportion that the Contract Value was reduced on the date of a surrender, plus any Continuation Net Purchase Payments or Net Purchase Payments paid subsequent to that Contract Anniversary.

Equity Assurance Plan. (Maximum issue age is 75.) We will pay a death benefit equal to the greatest of:

  the Contract Value on the date we receive all required paperwork and satisfactory proof of death; or
  an amount equal to (a) plus (b) where:

(a) is equal to the total of all Continuation Net Purchase Payments or Net Purchase Payments paid on or before the first Contract Anniversary following the 85th birthday, adjusted proportionately for partial surrenders and then accumulated at the compound interest rates shown below for the number of completed years, not to exceed 10, from the date of receipt of each Purchase Payment to the earlier of the date of death or the first Contract Anniversary following the 85th birthday:

Annual Interest Rate Period When Death Occurs

0% 1 through 24 months after premium receipt;

2% 25 through 48 months after premium receipt;

4% 49 through 72 months after premium receipt;

6% 73 through 96 months after premium receipt;

8% 97 through 120 months after premium receipt;

10% if 120 months or more after premium receipt, for a maximum of 10 years; and

(b) is equal to all Continuation Net Purchase Payments or Net Purchase Payments paid after the first Contract Anniversary following the 85th birthday, adjusted for partial surrenders.

Enhanced Equity Assurance Plan. (Maximum issue age is 75.) We will pay a death benefit equal to the greatest of:

  the Contract Value on the date we receive all required paperwork and satisfactory proof of death; or
  maximum anniversary value reduced proportionately for partial surrenders that occur subsequent to that anniversary, plus any Continuation Net Purchase Payments or Net Purchase Payments paid subsequent to that anniversary; or
  an amount equal to (a) plus (b) where:

(a) is the sum of Continuation Net Purchase Payments or Net Purchase Payments paid prior to the first contract anniversary following the 85th birthday, adjusted proportionately for partial surrenders and accumulated at stipulated interest rates noted below from the date of each Purchase Payment receipt to the earlier of the date of death or the first Contract Anniversary following the 85th birthday:

Annual Interest Rate Period When Death Occurs

0% 1 through 24 months after premium receipt;

2% 25 through 48 months after premium receipt;

4% 49 through 72 months after premium receipt;

6% 73 through 96 months after premium receipt;

8% 97 through 120 months after premium receipt;

10% if 120 months or more after premium receipt, for a maximum of 10 years; and

(b) is the sum of Continuation Net Purchase Payments or Net Purchase Payments paid after the first Contract Anniversary following the 85th birthday, proportionately adjusted for partial surrenders.

Enhanced Death Benefit Rider (Estate Benefit Payment). (Maximum issue age is 80.)

If the original owner selected the estate benefit payment and the spousal beneficiary continues the benefit, we will pay it in addition to any other death benefit in effect at the time of the death of the Continuing Spouse. If selected, we will increase the death benefit otherwise payable by the amount of the estate benefit payment determined as follows:

If the Continuing Spouse is age 60 or younger as of the date of the death of the original contract owner, the estate benefit payment will equal the lesser of (a) 70% of Net Purchase Payments or (b) 70% of the Contract Value less Net Purchase Payments.

If the Continuing Spouse is between ages 61 and 70 as of the date of the death of the original contract owner, the estate benefit payment will equal the lesser of (a) 50% of Net Purchase Payments or (b) 50% of the Contract Value less Net Purchase Payments.

If the Continuing Spouse is between ages 71 and 80 as of the date of the death of the original contract owner, the estate benefit payment will equal the lesser of (a) 30% of Net Purchase Payments or (b) 30% of the Contract Value less Net Purchase Payments.

If the Continuing Spouse is over age 80 as of the date of the death of the original contract owner, the estate benefit payment will not be available.

Accidental Death Benefit. (Maximum issue age is 75.)

If selected at the time of application and continued by the Continuing Spouse, the accidental death benefit payable under this option will be equal to the lesser of:

  the Contract Value on the date we receive all required paperwork and satisfactory proof of death; or
  $250,000.

The accidental death benefit is payable if the original owner dies as a result of injury prior to the Contract Anniversary following the original owner's 75th birthday. The death must also occur before the Annuity Date and within 365 days of the date of the accident that caused the injury.

The accidental death benefit does not apply to the death of a surviving joint owner.

The accidental death benefit will cease to be in effect upon the Contract Anniversary following the Continuing Spouse's 75th birthday.

We reserve the right to modify, suspend or terminate the spousal continuation provision (in its entirety or any component) at any time with respect to prospectively issued contracts.

Please forward a copy (without charge) of the Alliance Ovation L-Shares Variable Annuity Statement of Additional Information to:

(Please print or type and fill in all information.)

Name

Address

City/State/Zip

Date

Signed

Return to: Anchor National Life Insurance Company, Annuity Service Center,

STATEMENT OF ADDITIONAL INFORMATION

FLEXIBLE PAYMENT DEFERRED ANNUITY CONTRACTS

ISSUED BY

ANCHOR NATIONAL LIFE INSURANCE COMPANY

IN CONNECTION WITH

VARIABLE SEPARATE ACCOUNT NINE

[insert date]

This Statement of Additional Information is not a prospectus; it should be read with the prospectus, dated [insert date], relating to the annuity contracts described above. A copy of the prospectus may be obtained without charge by calling [insert toll-free number] or writing us at:

TABLE OF CONTENTS

PAGE

Separate Account [__]

General Account [__]

Performance Data [__]

Income Payments [__]

Annuity Unit Values [__]

Taxes [__]

Distribution of Contracts [__]

Financial Statements [__]

SEPARATE ACCOUNT

Variable Separate Account Nine ("Separate Account") was originally established by Anchor National (the "Company") under Arizona law on [insert date]. The Separate Account meets the definition of a "separate account" under the federal securities laws and is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision of the management of the Separate Account or the Company by the SEC.

The assets of the Separate Account are the property of the Company. However, the assets of the Separate Account, equal to its reserves and other contract liabilities, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains, or losses of the Company.

The Separate Account is divided into Variable Portfolios, with the assets of each Variable Portfolio invested in the shares of one of the underlying funds. The Company does not guarantee the investment performance of the Separate Account, its Variable Portfolios or the underlying funds. Values allocated to the Separate Account and the amount of variable income payments will vary with the values of shares of the underlying funds, and are also reduced by contract charges.

The basic objective of a variable annuity contract is to provide variable income payments to the owner, which will be to some degree responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from various types of investments. The contract is designed to seek to accomplish this objective by providing that variable income payments will reflect the investment performance of the Separate Account with respect to amounts allocated to it both before and after the Annuity Date. Since the Separate Account is always fully invested in shares of the underlying funds, its investment performance reflects the investment performance of those entities. The values of such shares held by the Separate Account fluctuate and are subject to the risks of changing economic conditions as well as the risk inherent in the ability of the management of each underlying fund to make necessary changes in a fund to anticipate changes in economic conditions. Therefore, the owner bears the entire investment risk that the basic objectives of the contract may not be realized, and that the adverse effects of inflation may not be lessened. There can be no assurance that the aggregate amount of variable income payments will equal or exceed the Purchase Payments made with respect to a particular account for the reasons described above, or because of the premature death of an Annuitant.

Another important feature of the contract related to its basic objective is the Company's promise that the dollar amount of variable income payments made during the lifetime of the Annuitant will not be adversely affected by the actual mortality experience of the Company or by the actual expenses incurred by the Company in excess of expense deductions provided for in the contract (although the Company does not guarantee the amounts of the variable income payments).

GENERAL ACCOUNT

The general account is made up of all of the general assets of the Company other than those allocated to the Separate Account or any other segregated asset account of the Company. A Purchase Payment may be allocated to the 1-year fixed account option and the DCA accounts for 6-month and 1-year periods available in connection with the general account, as elected by the owner at the time of purchasing a contract or when making a subsequent Purchase Payment. Assets supporting amounts allocated to fixed account options become part of the Company's general account assets and are available to fund the claims of all classes of customers of the Company, as well as of its creditors. Accordingly, all of the Company's assets held in the general account will be available to fund the Company's obligations under the contracts as well as such other claims.

The Company will invest the assets of the general account in the manner chosen by the Company and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

PERFORMANCE DATA

From time to time the Separate Account may advertise the Money Market Portfolio's "yield" and "effective yield." Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the Money Market Portfolio refers to the net income generated for a contract funded by an investment in the Money Market Portfolio over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Money Market Portfolio is assumed to be reinvested at the end of each seven day period. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. Neither the yield nor the effective yield takes into consideration the effect of any capital changes that might have occurred during the seven day period, nor do they reflect the impact of premium taxes or any withdrawal charges. The impact of other recurring charges (including the mortality and expense risk charge, distribution expense charge and contract maintenance fee) on both yield figures is, however, reflected in them to the same extent it would affect the yield (or effective yield) for a contract of average size.

In addition, the Separate Account may advertise "total return" data for its other Variable Portfolios. Like the yield figures described above, total return figures are based on historical data and are not intended to indicate future performance. The "total return" is a computed rate of return that, when compounded annually over a stated period of time and applied to a hypothetical initial investment in a Variable Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period (assuming a complete redemption of the contract at the end of the period). Recurring contract charges are reflected in the total return figures in the same manner as they are reflected in the yield data for contracts funded through the Money Market Portfolio.

For periods starting prior to the date the Variable Portfolios first became available through the Separate Account, the total return data for the Variable Portfolios of the Separate Account will be derived from the performance of the corresponding underlying funds of Alliance Variable Products Series Fund, Inc., modified to reflect the charges and expenses as if the contract had been in existence since the inception date of each respective Alliance Variable Products Series Fund, Inc. underlying fund. In some cases a particular Variable Portfolio may have been available in another contract funded through this Separate Account. If the Variable Portfolio was incepted in this Separate Account prior to the offering of this contract, we report standardized contract performance adjusted for the fees and charges on this contract. Performance figures similarly adjusted but based on underlying Alliance Variable Products Series Fund, Inc. performance (outside of this Separate Account) should not be construed to be actual historical performance of the relevant Separate Account Variable Portfolio. Rather, they are intended to indicate the historical performance of the corresponding underlying funds of Alliance Variable Products Series Fund, Inc., adjusted to provide direct comparability to the performance of the Variable Portfolios after the date the contracts were first offered to the public (which will reflect the effect of fees and charges imposed under the contracts). Alliance Variable Products Series Fund, Inc. also serves as underlying investment media for separate accounts of other insurance companies in connection with variable contracts not having the same fee and charge schedules as those imposed under the contracts.

Performance data for the various Variable Portfolios are computed in the manner described below.

Money Market Portfolio

The annualized current yield and the effective yield for the Money Market Portfolio for the 7 day period ending December 31, 2001 were [_.__]% and [_.__]%, respectively.

Current yield is computed by first determining the Base Period Return attributable to a hypothetical contract having a balance of one Accumulation Unit at the beginning of a 7 day period using the formula:

Base Period Return = (EV-SV-CMF)/(SV)

where:

SV = value of one Accumulation Unit at the start of a 7 day period

EV = value of one Accumulation Unit at the end of the 7 day period

CMF = an allocated portion of the $30 annual contract maintenance fee, prorated for 7 days

The change in the value of an Accumulation Unit during the 7 day period reflects the income received, minus any expenses accrued, during such 7 day period. The Contract Maintenance Fee (CMF) is first allocated among the Variable Portfolios and the general account so that each Variable Portfolio's allocated portion of the charge is proportional to the percentage of the number of contract owners' accounts that have money allocated to that Variable Portfolio. The portion of the charge allocable to the Money Market Portfolio is further reduced, for purposes of the yield computation, by multiplying it by the ratio that the value of the hypothetical contract bears to the value of an account of average size for contracts funded by the Money Market Portfolio. Finally, the result is multiplied by the fraction 7/365 to arrive at the portion attributable to the 7 day period.

The current yield is then obtained by annualizing the Base Period Return:

Current Yield = (Base Period Return) x (365/7)

The Money Market Portfolio also quotes an "effective yield" that differs from the current yield given above in that it takes into account the effect of dividend reinvestment in the underlying fund. The effective yield, like the current yield, is derived from the Base Period Return over a 7 day period. However, the effective yield accounts for dividend reinvestment by compounding the current yield according to the formula:

Effective Yield = [(Base Period Return + 1)365/7]- 1

The yield quoted should not be considered a representation of the yield of the Money Market Portfolio in the future since the yield is not fixed. Actual yields will depend on the type, quality and maturities of the investments held by the underlying fund and changes in interest rates on such investments.

Yield information may be useful in reviewing the performance of the Money Market Portfolio and for providing a basis for comparison with other investment alternatives. However, the Money Market Portfolio's yield fluctuates, unlike bank deposits or other investments that typically pay a fixed yield for a stated period of time.

Other Variable Portfolios

The Variable Portfolios of the Separate Account other than the Money Market Portfolio compute their performance data as "total return."

The total returns since each Variable Portfolio's inception date, for a 1-year period and, if applicable, for 5-year and 10-year periods, are shown on the following two pages, both with and without an assumed complete redemption at the end of the stated period.

We may, from time to time, advertise other variations of performance along with the standardized performance as described above.

These rates of return do not reflect election of the optional death benefit features. As a fee is charged for these features, the rates of return would be lower if these features were included in the calculations. Total return figures are based on historical data and are not intended to indicate future performance.

As of December 31, 2001

[insert standardized performance table here]

[insert non-standardized performance table here]

Total return figures are based on historical data and are not intended to indicate future performance.

Total return for a Variable Portfolio represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical initial investment in a contract funded by that Variable Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period. The total rate of return (T) is computed so that it satisfies the formula:

P(1+T)n = ERV

where: P = a hypothetical initial payment of $1,000

T = average annual total return

n = number of years

ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the 1, 5, or 10 year period at the end of the period (or fractional portion thereof).

The total return figures reflect the effect of recurring charges, as discussed herein. Recurring charges are taken into account in a manner similar to that used for the yield computations for the Money Market Portfolio, described above. As with the Money Market Portfolio yield figures, total return figures are derived from historical data and are not intended to be a projection of future performance.

INCOME PAYMENTS

Initial Monthly Income Payments

The initial income payment is determined by applying separately that portion of the contract value allocated to the fixed account options and the Variable Portfolio(s), less any premium tax, and then applying it to the annuity table specified in the contract for fixed and variable income payments. Those tables are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated second person, if any, and the annuity option selected.

The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly income payment. In the case of a variable annuity, that amount is divided by the value of an Annuity Unit as of the Annuity Date to establish the number of Annuity Units representing each variable income payment. The number of Annuity Units determined for the first variable income payment remains constant for the second and subsequent monthly variable income payments, assuming that no reallocation of contract values is made.

Subsequent Monthly Payments

For fixed income payments, the amount of the second and each subsequent monthly income payment is the same as that determined above for the first monthly payment.

For variable income payments, the amount of the second and each subsequent monthly income payment is determined by multiplying the number of Annuity Units, as determined in connection with the determination of the initial monthly payment, above, by the Annuity Unit value as of the day preceding the date on which each income payment is due.

ANNUITY UNIT VALUES

The value of an Annuity Unit is determined independently for each Variable Portfolio.

The annuity tables contained in the contract are based on a 3.5% per annum assumed investment rate. If the actual net investment rate experienced by a Variable Portfolio exceeds 3.5%, variable income payments derived from allocations to that Variable Portfolio will increase over time. Conversely, if the actual rate is less than 3.5%, variable income payments will decrease over time. If the net investment rate equals 3.5%, the variable income payments will remain constant. If a higher assumed investment rate had been used, the initial monthly payment would be higher, but the actual net investment rate would also have to be higher in order for income payments to increase (or not to decrease).

The payee receives the value of a fixed number of Annuity Units each month. The value of a fixed number of Annuity Units will reflect the investment performance of the Variable Portfolios elected, and the amount of each income payment will vary accordingly.

For each Variable Portfolio, the value of an Annuity Unit is determined by multiplying the Annuity Unit value for the preceding month by the Net Investment Factor for the month for which the Annuity Unit value is being calculated. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 3.5% per annum which is assumed in the annuity tables contained in the contract.

Net Investment Factor

The Net Investment Factor ("NIF") is an index applied to measure the net investment performance of a Variable Portfolio from one day to the next. The NIF may be greater or less than or equal to one; therefore, the value of an Annuity Unit may increase, decrease or remain the same.

The NIF for any Variable Portfolio for a certain month is determined by dividing (a) by (b) where:

(a) is the Accumulation Unit value of the Variable Portfolio determined as of the end of that month, and

(b) is the Accumulation Unit value of the Variable Portfolio determined as of the end of the preceding month.

The NIF for a Variable Portfolio for a given month is a measure of the net investment performance of the Variable Portfolio from the end of the prior month to the end of the given month. A NIF of 1.000 results in no change; a NIF greater than 1.000 results in an increase; and a NIF less than 1.000 results in a decrease. The NIF is increased (or decreased) in accordance with the increases (or decreases, respectively) in the value of a share of the underlying fund in which the Variable Portfolio invests; it is also reduced by Separate Account asset charges.

Illustrative Example

Assume that one share of a given Variable Portfolio had an Accumulation Unit value of $11.46 as of the close of the New York Stock Exchange ("NYSE") on the last business day in September; that its Accumulation Unit value had been $11.44 at the close of the NYSE on the last business day at the end of the previous month. The NIF for the month of September is:

NIF = ($11.46/$11.44) = 1.00174825

The change in Annuity Unit value for a Variable Portfolio from one month to the next is determined in part by multiplying the Annuity Unit value at the prior month end by the NIF for that Variable Portfolio for the new month. In addition, however, the result of that computation must also be multiplied by an additional factor that takes into account, and neutralizes, the assumed investment rate of 3.5 percent per annum upon which the income payment tables are based. For example, if the net investment rate for a Variable Portfolio (reflected in the NIF) were equal to the assumed investment rate, the variable income payments should remain constant (i.e., the Annuity Unit value should not change). The monthly factor that neutralizes the assumed investment rate of 3.5 percent per annum is:

1/[(1.035)(1/12) ] = 0.99713732

In the example given above, if the Annuity Unit value for the Variable Portfolio was $10.103523 on the last business day in August, the Annuity Unit value on the last business day in September would have been:

$10.103523 x 1.00174825 x 0.99713732 = $10.092213

To determine the initial payment, the initial annuity payment for variable annuitization is calculated based on our mortality expectations and an assumed interest rate (AIR) of 3.5%. Thus the initial variable annuity payment is the same as the initial payment for a fixed interest payout annuity calculated at an effective rate of 3.5%.

The NIF measures the performance of the funds that are basis for the amount of future annuity payments. This performance is compared to the AIR, and if the growth in the NIF is the same as the AIR rate the payment remains the same as the prior month. If the rate of growth of the NIF is different than the AIR, then the payment is changed proportionately to the ratio (1+NIF) / (1+AIR), calculated on a monthly basis. If the NIF is greater than the AIR, then this proportion is less than one and payments are decreased.

Variable Income Payments

Illustrative Example

Assume that a male owner, P, owns a contract in connection with which P has allocated all of his contract value to a single Variable Portfolio. P is also the sole Annuitant and, at age 60, has elected to annuitize his contract under Option 4, a Life Annuity With 120 Monthly Payments Guaranteed. As of the last valuation preceding the Annuity Date, P's Account was credited with 7543.2456 Accumulation Units each having a value of $15.432655, (i.e., P's account value is equal to 7543.2456 x $15.432655 = $116,412.31). Assume also that the Annuity Unit value for the Variable Portfolio on that same date is $13.256932, and that the Annuity Unit value on the day immediately prior to the second income payment date is $13.327695.

P's first variable income payment is determined from the annuity factor tables in P's contract, using the information assumed above. From these tables, which supply monthly annuity factors for each $1,000 of applied contract value, P's first variable income payment is determined by multiplying the factor of $4.92 (Option 4 tables, male Annuitant age 60 at the Annuity Date) by the result of dividing P's account value by $1,000:

First Payment = $4.92 x ($116,412.31/$1,000) = $572.75

The number of P's Annuity Units (which will be fixed; i.e., it will not change unless he transfers his Account to another Account) is also determined at this time and is equal to the amount of the first variable income payment divided by the value of an Annuity Unit on the day immediately prior to annuitization:

Annuity Units = $572.75/$13.256932 = 43.203812

P's second variable income payment is determined by multiplying the number of Annuity Units by the Annuity Unit value as of the day immediately prior to the second payment due date:

Second Payment = 43.203812 x $13.327695 = $575.81

The third and subsequent variable income payments are computed in a manner similar to the second variable income payment.

Note that the amount of the first variable income payment depends on the contract value in the relevant Variable Portfolio on the Annuity Date and thus reflects the investment performance of the Variable Portfolio net of fees and charges during the Accumulation Phase. The amount of that payment determines the number of Annuity Units, which will remain constant during the Annuity Phase (assuming no transfers from the Variable Portfolio). The net investment performance of the Variable Portfolio during the Annuity Phase is reflected in continuing changes during this phase in the Annuity Unit value, which determines the amounts of the second and subsequent variable income payments.

TAXES

General

Note: We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances.

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code" or "IRC") governs taxation of annuities in general. An owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a non-annuity distribution or as income payments under the annuity option elected. For a lump sum payment received as a total surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a withdrawal (partial redemption), federal tax liability is determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. For contracts issued in connection with Nonqualified plans, the cost basis is generally the Purchase Payments, while for contracts issued in connection with Qualified plans there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company and its operations form a part of the Company.

Withholding Tax on Distributions

The Code generally requires the Company (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a contract. For "eligible rollover distributions" from contracts issued under certain types of Qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct "trustee to trustee" transfer. This requirement is mandatory and cannot be waived by the owner. Withholding on other types of distributions can be waived.

An "eligible rollover distribution" is the estimated taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, or from a tax-sheltered annuity qualified under Section 403(b) of the Code (other than (1) income payments for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee and his or her designated Beneficiary, or for a specified period of ten years or more; and (2) distributions required to be made under the Code). Failure to "roll over" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the estimated taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

Diversification - Separate Account Investments

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of any payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts, such as your contract, meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued regulations which establish diversification requirements for the investment portfolios underlying variable contracts such as the contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations an investment portfolio will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

Non-Natural Owners

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

Multiple Contracts

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

Tax Treatment of Assignments

An assignment of a contract may have tax consequences, and may also be prohibited by the Employee Retirement Income Security Act of 1974 ("ERISA") in some circumstances. Owners should therefore consult competent legal advisers should they wish to assign their contracts.

Tax Treatment of Gifting a Contract

If you transfer ownership of your Contract to a person other than your spouse or former spouse incident to divorce, and receive payment less than the Contract's value, you will be liable for the tax on the Contract's value above your purchase payments not previously withdrawn. The new Contract owner's purchase payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.

Trustee to Trustee Transfers

The IRC limits the withdrawal of Purchase Payments from certain Tax-Sheltered Annuities (TSAs). Withdrawals can only be made when an owner: (1) reaches age 59-1/2; (2) leaves his or her job; (3) dies; (4) becomes disabled (as defined in the IRC); or (5) experiences a hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. These restrictions do not apply to amounts transferred to another TSA contract under section 403(b) or to a custodial account under section 403(b)(7).

Partial 1035 Exchanges

Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contact, as opposed to a partial exchange, would be accorded tax-free status. In 1998 in Conway vs. Commissioner, the Tax Court held that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a non-taxable exchange. On November 22, 1999, the Internal Revenue Service filed an Action on Decision which indicated that it acquiesced in the Tax Court decision in Conway. However, in its acquiescence with the decision of the Tax Court, the Internal Revenue Service stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under Section 72 of the Code. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area owners should seek their own tax advice.

Qualified Plans

The contracts offered by this prospectus are designed to be suitable for use under various types of Qualified plans. Taxation of owners in each Qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified plan may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the contracts issued pursuant to the plan.

Following are general descriptions of the types of Qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general information purposes only. The tax rules regarding Qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a Qualified plan.

Contracts issued pursuant to Qualified plans include special provisions restricting contract provisions that may otherwise be available and described in this prospectus. Generally, contracts issued pursuant to Qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified contracts.

(a) H.R. 10 Plans

Section 401 of the Code permits self-employed individuals to establish Qualified plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" Plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all plans on such items as: amounts of allowable contributions; form, manner and timing of distributions; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(b) Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, education and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(c) Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(d) Roth IRAs

Section 408(a) of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Unlike contributions to a regular IRA under Section 408(b) of the Code, contributions to a Roth IRA are not made on a tax-deferred basis, but distributions are tax-free if certain requirements are satisfied. Like regular IRAs, Roth IRAs are subject to limitations on the amount that may be contributed, those who may be eligible and the time when distributions may commence without tax penalty. Certain persons may be eligible to convert a regular IRA into a Roth IRA, and the taxes on the resulting income may be spread over four years if the conversion occurs before January 1, 1999. If and when the contracts are made available for use with Roth IRAs, they may be subject to special requirements imposed by the Internal Revenue Service ("IRS"). Purchasers of the contracts for this purpose will be provided with such supplementary information as may be required by the IRS or other appropriate agency.

(e) Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with corporate pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(f) Deferred Compensation Plans - Section 457

Under Section 457 of the Code, governmental and certain other tax-exempt employers may establish, for the benefit of their employees, deferred compensation plans which may invest in annuity contracts. The Code, as in the case of Qualified plans, establishes limitations and restrictions on eligibility, contributions and distributions. Under these plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan. However, under a 457 plan all the plan assets shall remain solely the property of the employer, subject only to the claims of the employer's general creditors until such time as made available to an owner or a Beneficiary. As of January 1, 1999, all 457 plans of state and local governments must hold assets and income in trust (or custodial accounts or an annuity contract) for the exclusive benefit of participants and their Beneficiaries.

DISTRIBUTION OF CONTRACTS

The contracts are offered on a continuous basis through SunAmerica Capital Services, Inc., located at 733 Third Avenue, 4th Floor, New York, New York 10017. SunAmerica Capital Services, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. The Company and SunAmerica Capital Services, Inc. are each an indirect wholly owned subsidiary of SunAmerica Inc. No underwriting fees are paid in connection with the distribution of the contracts.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company at December 31, 2001 and 2000, for the years ended December 31, 2001 and 2000 are presented in the Statement of Additional Information. The consolidated financial statements of the Company should be considered only as bearing on the ability of the Company to meet its obligation under the contracts for amounts allocated to the 1-year fixed account option and the DCA accounts for 6-month and 1-year periods.

Financial Statements of Variable Separate Account Portion Related to the Alliance Ovation L-Shares Variable Annuity are not yet available as sales have not yet begun.

PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a) Financial Statements

To be included in Part B of the registration statement:

[To be filed by amendment:

[Audited consolidated financial statements of Anchor National Life Insurance Company at December 31, 2001 and 2000, for the years ended December 31, 2001 and 2000.]

Audited Financial Statements of Variable Separate Account Nine are not yet available, as sales have not yet begun.

(b) Exhibits

(1) Resolution Establishing Separate Account *

(2) Form of Custody Agreements *

(3) (a) Form of Distribution Contract *

(b) Selling Agreement *

(4) Variable Annuity Contract

(a) Group Annuity Certificate *

(b) Individual Annuity Contract *

(c) Annual Ratchet Plan (Optional Death Benefit Endorsement) *

(d) Equity Assurance Plan (Optional Death Benefit Endorsement) *

(e) Estate Benefit Payment (Optional Death Benefit Endorsement) *

(f) Accidental Death Benefit (Optional Death Benefit Endorsement) *

(g) IRA Endorsement

(5) Application for Contract

(a) Participant Enrollment Form *

(b) Annuity Application *

(6) Depositor - Corporate Documents

(a) Certificate of Incorporation **

(b) By-Laws ***

(7) Reinsurance Contract ****

(8) Form of Fund Participation Agreement

(a) Alliance Variable Products Series Fund, Inc. *

(9) Opinion of Counsel *

Consent of Counsel *

(10) Consent of Independent Accountants *

(11) Financial Statements Omitted from Item 23 ****

(12) Initial Capitalization Agreement ****

(13) Performance Computations *

(14) Diagram and Listing of All Persons Directly or Indirectly Controlled By or Under Common Owner Control with Anchor National Life Insurance Company, the Depositor of Registrant ***

(15) Powers of Attorney *****

-------------

* To be filed by amendment.

** Filed April 18, 1997, as part of the Initial Registration Statement to File Nos. 333-25473 and 811-3859.

*** Filed April 3, 2001 as part of the Initial Registration Statement to File Nos. 333-58234 and 811-3859.

**** Not Applicable.

***** Filed July 13, 2001 as part of the Initial Registration Statement to File Nos. 333-_____ and 811-3859. (Polaris Choice)

Item 25. Directors and Officers of the Depositor

The officers and directors of Anchor National Life Insurance Company are listed below. Their principal business address is 1 SunAmerica Center, Los Angeles, California 90067-6022, unless otherwise noted.

Name Position

Jay S. Wintrob Director, President and Chief Executive Officer

James R. Belardi Director and Senior Vice President

Jana W. Greer Director and Senior Vice President

Marc H. Gamsin Director and Senior Vice President

N. Scott Gillis Director and Senior Vice President

Edwin R. Raquel Senior Vice President and Chief Actuary

P. Daniel Demko, Jr. Vice President

J. Franklin Grey Vice President

Maurice S. Hebert Vice President and Controller

Edward P. Nolan Vice President

Gregory M. Outcalt Senior Vice President

Stewart R. Polakov Vice President

Scott H. Richland Vice President

Lawrence M. Goldman Vice President and Assistant Secretary

Christine A. Nixon Vice President and Secretary

Virginia N. Puzon Assistant Secretary

Mark A. Zaeske Treasurer

Item 26. Persons Controlled By or Under Common Control With Depositor or Registrant

The Registrant is a separate account of Anchor National Life Insurance Company (Depositor). For a complete listing and diagram of all persons directly or indirectly controlled by or under common control with the Depositor of Registrant, see Exhibit 14 of this Registration Statement. As of January 4, 1999, Anchor National became an indirect wholly-owned subsidiary of American International Group, Inc. ("AIG"). An organizational chart for AIG can be found in Form 10-K, SEC file number 001-08787 filed April 2, 2001.

Item 27. Number of Contract Owners

Contracts funded by the Variable Separate Account Nine of Anchor National Life Insurance Company have not yet been sold.

Item 28. Indemnification

None.

Item 29. Principal Underwriter

SunAmerica Capital Services, Inc. serves as distributor to the Registrant, Variable Separate Account, Presidential Variable Account One, FS Variable Separate Account, Variable Annuity Account One, FS Variable Annuity Account One, Variable Annuity Account Four, Variable Annuity Account Five and Variable Annuity Account Seven. Its principal business address is 733 Third Avenue, 4th Floor, New York, New York 10017. The following are the directors and officers of SunAmerica Capital Services, Inc.

Name Position with Distributor

J. Steven Neamtz Director and President

Robert M. Zakem Director, Executive Vice President, General Counsel and Assistant Secretary

Peter A. Harbeck Director

Christine A. Nixon Secretary

James Nichols Vice President

Lawrence M. Goldman Assistant Secretary

Virginia N. Puzon Assistant Secretary

Debbie Potash-Turner Controller
Name of Distributor	Net Distribution Discounts and Commissions	Compensation on Redemption Annuitization	Brokerage Commission	Commissions*
SunAmerica Capital Services, Inc.	None	None	None	None

* Distribution fee is paid by Anchor National Life Insurance Company.

Item 30. Location of Accounts and Records

Anchor National Life Insurance Company, the Depositor for the Registrant, is located at 1 SunAmerica Center, Los Angeles, California 90067-6022. SunAmerica Capital Services, Inc., the distributor of the Contracts, is located at 733 Third Avenue, 4th Floor, New York, New York 10017. Each maintains those accounts and records required to be maintained by it pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

[State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02100], maintains certain accounts and records pursuant to the instructions of the Registrant.

Delaware Valley Financial Services, P.O. Box 3031, Berwyn, PA 19312-0031, serves as the Annuity service Center and in this capacity maintains accounts and records as required.

Item 31. Management Services

Not Applicable.

Item 32. Undertakings

Registrant undertakes to

  file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted;
  include either (A) as part of any application to purchase a Contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (B) a postcard or similar written communication affixed to or included in the Prospectus that the Applicant can remove to send for a Statement of Additional Information; and
  deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

Item 33. Representation

A. The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

B. Representation pursuant to Section 26(e) of the Investment Company Act of 1940: The Company represents that the fees and charges to be deducted under the variable annuity contract described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the contract.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies it has caused this Initial Registration Statement on Form N-4 to be signed on its behalf, in the City of Los Angeles, and the State of California, on this 20th day of February, 2002.

VARIABLE SEPARATE ACCOUNT NINE

(Registrant)

By: ANCHOR NATIONAL LIFE INSURANCE COMPANY

(Depositor)

By: /s/ JAY S. WINTROB

Jay S. Wintrob

President & Chief Executive Officer

By: ANCHOR NATIONAL LIFE INSURANCE COMPANY

(Depositor, on behalf of itself and Registrant)

By: /s/ JAY S. WINTROB

Jay S. Wintrob

President & Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
SIGNATURE	TITLE	DATE
/s/ JAY S. WINTROB Jay S. Wintrob	President, Chief Executive Officer and Director (Principal Executive Officer)	February 20, 2002
MARC H. GAMSIN* Marc H. Gamsin	Senior Vice President and Director	February 20, 2002
N. SCOTT GILLIS* N. Scott Gillis	Senior Vice President and Director (Principal Financial Officer)	February 20, 2002
MAURICE S. HEBERT* Maurice S. Hebert	Vice President and Controller (Principal Accounting Officer)	February 20, 2002
JAMES R. BELARDI* James R. Belardi	Senior Vice President & Director	February 20, 2002
JANA W. GREER* Jana W. Greer	Senior Vice President & Director	February 20, 2002

* signed by Christine A. Nixon, Attorney-in-Fact, February 20, 2002

/s/ CHRISTINE A. NIXON